   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 18, 1996

                                           REGISTRATION STATEMENT NO. 333-

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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                 --------------

                               DAOU SYSTEMS, INC.
                 (Name of Small Business Issuer in Its Charter)

          DELAWARE                        5995                        330284454
(State or other jurisdiction        (Primary Standard             (I.R.S. Employer
     of incorporation or               Industrial                Identification No.)
        organization)          Classification Code Number)

                                ----------------

                              5120 SHOREHAM PLACE
                          SAN DIEGO, CALIFORNIA 92122
                                 (619) 452-2221
(Address and telephone number of principal executive offices and principal place of business)
                                ----------------

                                 DANIEL J. DAOU
                                   PRESIDENT
                              5120 SHOREHAM PLACE
                          SAN DIEGO, CALIFORNIA 92122
                                 (619) 452-2221
           (Name, address and telephone number of Agent for Service)
                                ----------------

                                   COPIES TO:

        JOHN J. HENTRICH, ESQ.                   FREDERICK T. MUTO, ESQ.
       CARLOS D. HEREDIA, ESQ.                    JEREMY D. GLASER, ESQ.
           BAKER & MCKENZIE                         COOLEY GODWARD LLP
   101 WEST BROADWAY, TWELFTH FLOOR          4365 EXECUTIVE DRIVE, SUITE 1100
     SAN DIEGO, CALIFORNIA 92101               SAN DIEGO, CALIFORNIA 92037
            (619) 236-1441                            (619) 550-6045

                                ----------------

                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If the Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                                ----------------

                        CALCULATION OF REGISTRATION FEE

                                                                                     PROPOSED MAXIMUM
                                                  AMOUNT         PROPOSED MAXIMUM       AGGREGATE
          TITLE OF EACH CLASS OF                  TO BE           OFFERING PRICE         OFFERING           AMOUNT OF
       SECURITIES TO BE REGISTERED            REGISTERED(1)        PER SHARE(2)        PRICE(1)(2)       REGISTRATION FEE
Common Stock, par value $0.001 per
 share....................................      4,427,500             $14.00           $61,985,000           $18,784

(1) Includes 577,500 shares of Common Stock subject to an over-allotment option granted to the Underwriters.

(2) Estimated solely for the purposes of calculating the registration fee in accordance with Rule 457(a).
                                ----------------

    THE REGISTRATION HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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                                                           SUBJECT TO COMPLETION
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                               DECEMBER 18, 1996

                                3,850,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                                   ---------

    Of the 3,850,000 shares of Common Stock (the "Common Stock") offered hereby, 2,900,000 shares are being sold by DAOU Systems, Inc. ("DAOU" or the "Company"), and 950,000 shares are being sold by the Selling Stockholders named herein under "Principal and Selling Stockholders" (the "Selling Stockholders"). The Company will not receive any of the proceeds from shares sold by the Selling Stockholders. Prior to this offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol DAOU.
                                 --------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 5.
                                 -------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                      PRICE            UNDERWRITING                            PROCEEDS TO
                                        TO            DISCOUNTS AND        PROCEEDS TO           SELLING
                                      PUBLIC          COMMISSIONS(1)        COMPANY(2)         STOCKHOLDERS
Per Share.....................          $                   $                   $                   $
Total(3)......................          $                   $                   $                   $

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2)  Before deducting expenses of the offering estimated at $500,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 577,500 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions, and Proceeds to the Company will be $      ,
    $      and $      , respectively. See "Underwriting."
                                 --------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland on or about February , 1997.

ALEX. BROWN & SONS
      INCORPORATED
                                COWEN & COMPANY
                                                               HAMBRECHT & QUIST

               THE DATE OF THIS PROSPECTUS IS FEBRUARY   , 1997.

                           [INSIDE FRONT COVER PAGE]

                      PHOTOGRAPH DESCRIPTIONS AND CAPTIONS

1. Top border: DAOU masthead and logo in color. Caption: Healthcare Information Technology Solutions -- DAOU Systems designs, implements, supports and manages computer network systems for large, complex healthcare provider organizations, such as integrated delivery systems. Advanced computer networks enable provider organizations to access information such as patient records, X-rays and billing information at each location where care is provided.

2. Center left side: Color photo of DAOU engineer configuring a network of computer servers at DAOU's on-site computer lab. Caption: Network Services -- The Company combines its knowledge of the specialized information needs of the healthcare industry with its expertise in computer technology to design and install advanced, reliable and cost-effective computer network solutions. The Company uses the products and applications of various hardware and software vendors to create advanced computer network systems.

    - Network Design

    - Network Implementation

3. Bottom right side corner: Color photo of individual viewing Palomar-Palmerado Health System's website which was created by the Company. Caption: Network Management Services -- As computer networks become increasingly complex, provider organizations are experiencing difficulties in hiring, training and retaining qualified personnel who can maintain the performance of their computer network systems. DAOU's network management services are designed to continuously monitor and enhance the efficiency and functionality of a provider organization's computer network system. The Company offers the following management services to its customers:

    - Enterprise Network Management Services

        - DAOU Employees On-Site

        - Continuous Network Planning

        - "Burst Mode" Implementation

        - Network Support

    - I/S Outsourcing

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    DAOU-SM- AND THE DAOU LOGO ARE SERVICE MARKS OF THE COMPANY. TRADEMARKS AND SERVICE MARKS OF OTHER COMPANIES ARE ALSO REFERRED TO IN THIS PROSPECTUS.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS CERTAIN STATEMENTS OF A FORWARD-LOOKING NATURE RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THIS PROSPECTUS, INCLUDING THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS," WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

    DAOU Systems, Inc. ("DAOU" or the "Company") designs, implements, supports and manages advanced computer network systems for hospitals, integrated healthcare delivery systems ("IDSs"), and other healthcare provider organizations ("provider organizations"). DAOU combines its knowledge of the specialized information needs of the healthcare industry with its technological expertise in computer network systems to provide advanced, reliable and cost-effective computer network solutions to provider organizations. The Company believes that its success is attributable to its healthcare industry focus, depth and breadth of technological expertise, ability to objectively evaluate its customers' computer network systems due to its vendor independence and its history of successful customer engagements. Since 1987, the Company has provided computer network services to over 350 customers ranging in size from single-site organizations to multi-state organizations with over 80 sites. The Company's customers include Catholic Medical Center of Brooklyn and Queens, Inc., New York; Mercy Health Services, Farmington Hills, Michigan; Atlantic Health System, Morristown, New Jersey; Lutheran Health Systems, Fargo, North Dakota; Candler Health System, Savannah, Georgia; and St. Mary's Health Network, Reno, Nevada.

    Pressure to control escalating healthcare costs is causing healthcare providers to consolidate and form multi-entity provider organizations such as IDSs. This consolidation has resulted in the need for prompt access to consistent and comprehensive patient information at multiple locations where care is provided. The existing information systems in these provider organizations are frequently inadequate because they were developed to meet the needs of a single facility, such as a hospital or an outpatient surgery center. In addition, the increasing variety of hardware and software applications utilized throughout provider organizations has resulted in connectivity and compatibility problems for many computer networks. Consequently, provider organizations have found it increasingly difficult to internally implement and manage their computer network systems and are looking to third parties for the technological expertise and personnel to meet their information systems requirements. DAOU believes that the ongoing consolidation among healthcare provider organizations and the increasing complexity and rapid evolution of computer network system technologies have created a significant opportunity for companies specializing in providing computer network system solutions to provider organizations.

    DAOU offers a broad array of services to assist hospitals, IDSs and other provider organizations in designing, implementing, supporting and managing complex computer network systems consistent with their unique and changing information needs. The Company's design services include an assessment of the customer's existing computer network system and the preparation of voice, video and data network specifications, technical design documentation and diagrams. DAOU's implementation services include the purchase, delivery and installation of enterprise-wide computer network systems. The Company's support and management services include remote and on-site network management services, as well as information systems outsourcing ("I/S outsourcing"), and are typically provided under multi-year contracts. The Company provides network support services to its customers through its regional sales and support structure and a 24-hour technical support hotline available seven days a week. DAOU typically provides its services on a fixed-price, fixed-time frame basis.

    DAOU's strategy is to be a leading provider of advanced computer network systems and network management services to healthcare provider organizations by continuing to focus its sales and marketing efforts on major medical centers and hospitals around which IDSs are forming, expanding and developing services that complement its existing services, and continuing to develop its expertise in emerging technologies.

                                  THE OFFERING

Common Stock offered by the Company.............  2,900,000 shares
Common Stock offered by the Selling               950,000 shares
  Stockholders..................................
Common Stock to be outstanding after the          11,167,678 shares (1)
  offering......................................
Use of proceeds.................................  Working capital and other general corporate purposes.
Proposed Nasdaq National Market symbol..........  DAOU

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                           NINE MONTHS ENDED
                                                                      YEARS ENDED
                                                                      DECEMBER 31,                           SEPTEMBER 30,
                                                 ------------------------------------------------------  ---------------------
                                                   1991       1992       1993       1994        1995       1995        1996
                                                 ---------  ---------  ---------  ---------  ----------  ---------  ----------
STATEMENT OF OPERATIONS DATA:
  Revenues.....................................  $   2,480  $   2,728  $   3,483  $   8,521  $   14,330  $   7,084  $   12,357
  Gross profit.................................      1,168        947      1,161      2,336       5,855      3,219       3,707
  Income (loss) from operations................         67          1        (54)        33       2,024        586        (230)
  Net income (loss)............................         84          5        (52)        26       1,240        533         (46)
  Pro forma net income (loss) per share(2).....                                              $     0.17             $    (0.01)
  Shares used in computing pro forma net income
    (loss) per share(2)........................                                                   7,495                  8,808

                                                                                            SEPTEMBER 30, 1996
                                                                                          -----------------------
                                                                                                          AS
                                                                                           ACTUAL    ADJUSTED(3)
                                                                                          ---------  ------------
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments.....................................  $   3,655   $   38,216
  Total assets..........................................................................     11,468       46,029
  Long-term debt, less current portion..................................................         --           --
  Redeemable preferred stock............................................................      8,068           --
  Total stockholders' equity............................................................        777       43,406

--------------

(1) Excludes (i) 829,173 shares of Common Stock issuable upon exercise of stock options outstanding under the Company's 1996 Stock Option Plan with a weighted average exercise price of $4.53 per share at November 30, 1996 and
    (ii) 133,285 shares of Common Stock issuable upon exercise of outstanding warrants at an exercise price of $4.99 per share. See "Management -- 1996 Stock Option Plan," "Certain Transactions," "Description of Capital Stock" and Notes 6 and 9 of Notes to Financial Statements.

(2) See Note 1 of Notes to Financial Statements for information concerning the calculation of pro forma net income (loss) per share.

(3) Adjusted to give effect to the conversion of all outstanding shares of the Company's Preferred Stock into 1,603,430 shares of Common Stock upon the completion of this offering and to the estimated net proceeds of this offering based upon an assumed initial public offering price of $13.00 per share. See "Use of Proceeds."
                                 --------------

    EXCEPT AS OTHERWISE SPECIFIED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. SEE "UNDERWRITING." EXCEPT AS SET FORTH IN THE FINANCIAL STATEMENTS AND AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS HAS BEEN ADJUSTED TO GIVE EFFECT TO THE REINCORPORATION OF THE COMPANY IN DELAWARE PRIOR TO THE COMPLETION OF THIS OFFERING AND THE CONVERSION OF ALL OUTSTANDING SHARES OF PREFERRED STOCK INTO COMMON STOCK UPON THE COMPLETION OF THIS OFFERING. SEE "CAPITALIZATION" AND "DESCRIPTION OF CAPITAL STOCK."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS. THIS PROSPECTUS CONTAINS CERTAIN STATEMENTS OF A FORWARD-LOOKING NATURE RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THIS PROSPECTUS, INCLUDING THE MATTERS SET FORTH BELOW, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

    MANAGEMENT OF GROWTH. The Company is currently experiencing a period of rapid growth which has placed significant and increasing demands on the Company's management and operational, technical, financial and other resources. The Company's revenues increased 68% in 1995, from $8.5 million in 1994 to $14.3 million in 1995. Revenues for the nine months ended September 30, 1995 and 1996 were $7.1 million and $12.4 million, respectively, which represents an increase of 74%. In addition, since January 1, 1995, the Company's workforce increased from 78 to 124 full-time employees as of November 30, 1996. Further increases in staffing levels are expected during 1997 although the Company does not believe that these rates of growth are sustainable. This growth has resulted in new and increased responsibilities for management personnel and has placed significant demands on the Company's management and operating and financial systems. The Company will be required to continue to develop and improve its operational, financial and other internal systems to accommodate the increased number of transactions and customers and the increased size of the Company's operations, workforce and facilities. There can be no assurance, however, that the Company's management or systems will be adequate to support the Company's existing or future operations. Any failure to develop and improve the Company's systems or to hire and retain appropriate personnel to manage its operations could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, any future unexpected shortfall in revenues without a corresponding and timely reduction in staffing and other expenses (or redeployment of employees to other customer projects), or any staffing increase that is unaccompanied by a corresponding increase in revenues, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    NEED TO ATTRACT AND RETAIN KEY EMPLOYEES AND QUALIFIED NETWORK ENGINEERS. The Company's success and execution of its business strategy will depend in large part on the continued services of its key management and technical personnel. The loss of the services of one or more of the Company's key employees or the inability to hire additional key personnel as needed could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's business involves the delivery of computer network services and is labor-intensive. As a result, its future success will depend in large part on its ability to hire, train and retain qualified network engineers who together have expertise in a wide array of network and computer systems and a broad understanding of the provider organizations that the Company serves. Competition for qualified network engineers is intense and is expected to increase. In particular, competition is intense for the limited number of qualified management personnel and senior network engineers. There can be no assurance that the Company will be successful in attracting and retaining such personnel. While the Company is currently experiencing low rates of turnover, there can be no assurance that these rates of turnover will not increase in the future. Any inability of the Company to hire, train and retain a sufficient number of qualified network engineers could impair the Company's ability to adequately manage and complete its existing projects or to obtain new projects, which, in turn, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Recruiting and Training of Technical Employees."

    VARIABILITY OF QUARTERLY OPERATING RESULTS. A substantial majority of the Company's operating expenses, particularly personnel and related costs, depreciation and rent, are relatively fixed in advance of any particular quarter. However, variations in the Company's revenues and operating results may occur from time to time, as a result of various factors, including: (i) the reduction in size, delay in commencement, interruption or termination of one or more significant projects or contracts; (ii) the commencement or completion during a quarter of one or more significant projects; (iii) the failure to estimate accurately the resources required to complete new or ongoing projects;
(iv) the relatively longer sales cycle in obtaining new customers and larger contracts; (v) the timing and extent of employee training or the loss of key employees; (vi) competition; (vii) the development and introduction of new services; and (viii) general economic conditions which may affect the buying decisions of the Company's current and prospective customers. In addition, the Company plans to continue to expand its operations by hiring additional network engineers and other employees, and adding new offices, systems and other infrastructure. The resulting increase in operating expenses will generally be incurred prior to any increase in revenues. Consequently, the Company's business, financial condition and results of operations would be materially and adversely affected if revenues do not increase to support such expenses. A variation in the timing of the commencement or completion of customer assignments, particularly at or near the end of any quarter, may cause significant variations in operating results from quarter to quarter and could result in losses for a particular quarter. In addition, an unanticipated delay or termination of a major project could require the Company to maintain or terminate under-utilized employees which could, in either case, result in higher than expected expenses during a quarter. The Company believes that quarterly revenues and operating results are likely to vary significantly in the future and that period-to-period comparisons of its revenues and operating results are not necessarily meaningful and should not be relied on as indications of future performance. Furthermore, these variations in revenues and operating results could cause significant variations in the price of the Company's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    CUSTOMER CONCENTRATION. The Company has derived, and believes that it will continue to derive, a significant portion of its revenues from a relatively limited number of large customer contracts. During the first nine months of 1996, the Company's five largest customers accounted for approximately 64% of total revenues, with Mercy Health Services ("Mercy"), Candler Health System ("Candler"), Atlantic Health System ("Atlantic"), and Catholic Medical Center of Brooklyn and Queens, Inc. ("CMC") accounting for approximately 20%, 16%, 11% and 10% of such revenues, respectively. In 1995, the Company's five largest customers accounted for approximately 77% of total revenues, with Mercy and Candler accounting for approximately 48% and 11% of such revenues, respectively. The volume of work performed for specific customers is likely to vary from year to year, and a major customer in one year may not provide the same level of revenues in any subsequent year. In particular, the annual revenues under the Company's five-year contract with Candler are subject to annual budgetary approval and may decrease from year to year. The loss of any large customer could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Consolidation and Uncertainty in the Healthcare Industry" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    PROJECT RISKS. The Company's computer network systems are designed to provide access to and accurate delivery of a wide range of information within a provider organization, including information used by clinicians in the diagnosis and treatment of patients. Many of the Company's projects are critical to the operation of its customers' businesses and, therefore, the Company may expose itself to potentially adverse risks in the event that the Company's services do not meet the desired expectations of its customers. For example, the failure to perform services that meet a customer's expectations may result in the Company not being paid for services rendered and may damage the Company's reputation and adversely affect its ability to attract new business. In addition, any failure by the Company's computer network systems to provide accurate, reliable and timely information could result in claims against the Company. For example, where the unavailability of such information to a provider of healthcare services is alleged to have resulted in any physical or emotional injury to a patient, such provider may become subject to a medical malpractice, product liability or other claim. The Company could then become subject to a claim relating to its installation or management of a computer network system. The Company is also subject to claims by its customers for actions of the Company's employees which may have caused damages to customers' businesses or otherwise. Although the Company maintains errors or omissions insurance, there can be no assurance that such insurance coverage would adequately cover any claims asserted against the Company and any such claim could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that the Company will not be subject to claims that will result in liability in excess of its insurance coverage or that appropriate insurance will continue to be available to the Company in the future at commercially reasonable rates. See "Business -- Information Technology Services."

    LONG SALES AND PROJECT DELIVERY CYCLES. The Company's sales process is often subject to delays associated with the lengthy approval process that typically accompanies significant capital expenditures by a customer. During this process, the Company expends substantial time, effort and resources marketing its services, preparing contract proposals and negotiating contracts. Any failure by the Company to procure a signed contract after expending significant time, effort and resources could have a material adverse effect on the Company's business, financial condition and results of operations. The delivery of computer network services generally requires a significant commitment of resources by the Company and by the customer. The length of time required to complete a project may depend on many factors outside the control of the Company, including the state of the customer's existing information systems, budgetary constraints and the customer's ability to commit the personnel and other resources necessary to complete elements of the project for which the customer is responsible. In certain instances, projects have been prolonged substantially as a result of delays attributable to customers. The Company's contracts with certain of its customers provide for a reduction in the implementation fee if, among other things, the Company fails to meet certain milestones on a timely basis. Consequently, the failure of the Company to deliver its services on a timely and cost-efficient basis could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Sales and Marketing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    COMPETITION. The healthcare network services industry is comprised of a large number of participants and is subject to rapid change and intense competition. The Company's competitors include system integrators, value added resellers ("VARs"), consulting companies, local and regional network services firms, telecommunications providers and network equipment, computer systems and healthcare software vendors, many of which have significantly greater financial, technical and marketing resources and greater name recognition than does the Company. In particular, the Company competes with (i) large information technology companies such as Hewlett-Packard Company ("Hewlett-Packard"), Electronic Data Systems Corporation ("EDS"), and Integrated Systems Solutions Corporation, a subsidiary of International Business Machines Corporation ("IBM"); (ii) healthcare information technology companies such as HBO & Company; and (iii) smaller regional network systems firms. In addition, the Company has faced, and expects to continue to face, additional competition from new entrants into its markets. Other healthcare information technology companies not presently offering or emphasizing network systems services and large network services companies not currently focusing on healthcare may enter the Company's markets. Increased competition could result in price reductions, fewer customer projects, under-utilization of employees, reduced operating margins and loss of market share, any of which could materially and adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully against current and future competitors. The failure of the Company to compete successfully would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, most of the Company's customers have internal network support and service capabilities and could choose to satisfy their needs through internal resources rather than through outside service providers. As a result, the decision by the Company's customers or potential customers to perform network services internally could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

    FIXED-PRICE, FIXED-TIME FRAME CONTRACTS. The Company offers the majority of its computer network systems services on a fixed-price, fixed-time frame basis, rather than on a time-and-expense basis. Consequently, the Company bears the risk of cost over-runs in connection with these projects. The Company's failure to estimate accurately the resources and time required for a project or its failure to complete its contractual obligations within the fixed-time frame committed could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    CONTRACT CANCELLATION RIGHTS; ABSENCE OF LONG-TERM CONTRACTS. Although the Company enters into agreements with certain of its customers which contemplate multi-year contract terms, the Company's customers are generally able to reduce or cancel their use of the Company's services before the end of the contract term. As a result, the Company believes that the number and size of its existing projects are not reliable indicators or measures of future revenues. In addition, the Company has in the past provided, and is likely in the future to provide, services to customers without long-term contracts. When a customer defers, modifies or cancels a project, the Company must be able to rapidly redeploy network engineers and other personnel to other projects in order to minimize the under-utilization of employees and the resulting adverse impact on operating results. In addition, the Company's operating expenses are relatively fixed and cannot be reduced on short notice to compensate for unanticipated variations in the number or size of projects in progress. As a result, any termination, significant reduction or modification of its business relationships with any of its significant customers or with a number of smaller customers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing."

    CONSOLIDATION AND UNCERTAINTY IN THE HEALTHCARE INDUSTRY. Substantially all of the Company's revenues are derived from customers involved in the healthcare industry. As a result, the Company's business, financial condition and results of operations are influenced by conditions affecting this industry. Many provider organizations are consolidating to create larger organizations with greater regional market power and are forming affiliations for purchasing products and services. This consolidation could reduce the Company's target market and result in the termination of certain engagements of the Company. In particular, this consolidation has resulted, and is likely to continue to result, in the acquisition of certain of the Company's customers, and such customers may scale back or terminate their relationship with the Company following their acquisition. For example, Candler, the Company's first I/S outsourcing customer, recently signed a letter of intent with St. Joseph's Hospital to form a joint operating company. The Company anticipates that the chief executive officer of St. Joseph's Hospital will manage the surviving entity. The Company believes that it will likely continue its I/S outsourcing contract with Candler, due in large part to its successful engagement with Candler and a contractual penalty of $600,000 payable to the Company in the event of the early termination of this contract due to Candler's merger with St. Joseph's Hospital. There can be no assurance, however, that the surviving entity will continue its business relationship with the Company. Moreover, these consolidating and affiliating enterprises could also have greater bargaining power which could lead to reductions in the amounts paid to the Company for its services. The reduction in the size of the Company's target market or the failure of the Company to maintain adequate price levels could have a material adverse effect on the Company's business, financial condition and results of operations. The healthcare industry is also subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of participants in the healthcare industry. The Company cannot predict with any certainty what impact, if any, these developments could have on its business, financial condition and results of operations. See "Business -- Industry Overview."

    RAPID TECHNOLOGICAL CHANGE. The Company has derived, and expects to continue to derive, substantially all of its revenues from projects based on complex computer networks. The markets for computer network products and services are continuing to develop and are subject to rapid change. The Company's success will depend in part on its ability to offer services that keep pace with continuing changes in technology, evolving industry standards and changing customer preferences and to hire, train and retain network engineers who can fulfill the increasingly complex needs of its customers. There can be no assurance that the Company will be successful in addressing these developments in a timely manner. Any delay or failure by the Company to address these developments could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that products, systems or technologies developed by third parties will not render certain of the Company's services noncompetitive or obsolete. See "Business -- Information Technology Services."

    DEPENDENCE ON THIRD-PARTY HARDWARE AND SOFTWARE VENDORS. The network systems solutions delivered by the Company utilize the products of third-party hardware and software vendors. A significant portion of the Company's implementation service revenues are derived from the purchase and resale of these products. Although the Company has distribution agreements with certain product vendors, there can be no assurance that these agreements will be renewed. Any significant adverse change in any of these relationships could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Information Technology Services."

    RISKS ASSOCIATED WITH POSSIBLE ACQUISITIONS. The Company may in the future pursue acquisitions of complementary businesses as it seeks to compete in the rapidly changing industry of healthcare information technology. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations and personnel of the acquired business, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no direct prior experience, and the potential loss of key employees of the acquired business. In addition, future acquisitions by the Company may result in potentially dilutive issuances of equity securities, the incurrence of additional debt and amortization expenses related to goodwill and other intangible assets, which could adversely affect the Company's business, financial condition and results of operations.

    FUTURE ADDITIONAL CAPITAL REQUIREMENTS. Since its inception, the Company has financed its operations through cash provided by operations, the sale of equity and through debt. In the event that the Company is unable to generate sufficient revenues to fund its operations in the future, the Company may be required to raise additional funds to meet its capital and operating requirements through public or private financing, including equity financing. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, will require payment of interest and may involve restrictive covenants that could impose limitations on the operating flexibility of the Company. Adequate funds for the Company's operations may not be available when needed and, if available, may not be on terms attractive to the Company. The failure to obtain funding on a timely basis could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    CONTROL BY EXISTING STOCKHOLDERS AND MANAGEMENT. Upon the completion of this offering, the present executive officers, directors and their respective affiliates will beneficially own approximately 43.9% of the outstanding Common stock (42.0% if the Underwriters' over-allotment option is exercised in full). As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company. See "Principal and Selling Stockholders" and "Description of Capital Stock."

    NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE. Prior to this offering, there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop or be sustained. The initial public offering price will be determined by negotiations among the Company, the Selling Stockholders and the representatives of the Underwriters based on several factors, and may not reflect the price at which the Common Stock will trade after this offering. In addition, the stock market historically has experienced volatility which has affected the market price of securities of many companies and which sometimes has been unrelated to the operating performance of such companies. The trading price of the Common Stock could also be subject to significant fluctuations in response to variations in quarterly results of operations, announcements of new services by the Company or its competitors, changes in earnings estimates by analysts, government regulatory action, general trends in the industry, overall market conditions and other factors. See "Underwriting."

    SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of Common Stock in the public market after this offering, or the possibility of such sales occurring, could adversely affect prevailing market prices for the Common Stock. Of the 11,167,678 shares to be outstanding after this offering, the 3,850,000 shares of Common Stock offered hereby will be freely tradeable without restriction in the public market, unless such shares are held by "affiliates" of the Company, as such term is defined in Rule 144 ("Rule 144") under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 7,317,678 shares will be "restricted securities" as such term is defined in Rule
144. Pursuant to certain lock-up agreements, all of the Company's stockholders and option holders, including the Company's executive officers and directors who beneficially hold an aggregate of approximately 4,927,115 shares, have agreed not to offer, sell or otherwise dispose of any of their shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated. The Company has also entered into an agreement with the representatives of the Underwriters that it will not offer, sell or otherwise dispose of shares of Common Stock for a period of 180 days from the date of this Prospectus other than pursuant to the Company's 1996 Stock Option Plan and currently outstanding warrants. The representatives of the Underwriters may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to such lock-up agreements. Upon the completion of this offering, the beneficial owners of approximately 2,241,846 shares of Common Stock and 133,285 shares of Common Stock issuable upon the exercise of outstanding warrants will be entitled to certain rights with respect to the registration of such shares under the Securities Act. In addition, the Company intends to file a Registration Statement on Form S-8 after the date of this Prospectus in order to register an aggregate of 1,367,925 shares of Common Stock reserved for issuance under its 1996 Stock Option Plan, of which options to purchase a total of 829,173 shares were outstanding as of November 30, 1996. See "Principal and Selling Stockholders," "Shares Eligible for Future Sale" and "Underwriting."

    POTENTIAL ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND CERTAIN CHARTER PROVISIONS. Certain provisions of Delaware law applicable to the Company could delay or make more difficult a merger, tender offer or proxy contest involving the Company, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder unless certain conditions are met. In addition, the Board of Directors of the Company may issue shares of Preferred Stock without stockholder approval on such terms as the Board may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. In addition, the Company's Certificate of Incorporation and Bylaws provide for a classified board of directors, eliminate the right of stockholders to act by written consent without a meeting, require advanced stockholder notice to nominate directors and raise matters at the annual stockholders meeting, eliminate cumulative voting in the election of directors and allow for the removal of directors only for cause and with a two-thirds vote of the Company's outstanding shares. All of the foregoing could have the effect of delaying, deferring or preventing a change in control of the Company and could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. See "Management" and "Description of Capital Stock -- Certain Change of Control Provisions."

    ABSENCE OF DIVIDENDS. The Company has never declared nor paid cash dividends on its capital stock. The Company currently intends to retain any earnings for funding growth and, therefore, does not intend to pay any cash dividends in the foreseeable future. See "Dividend Policy."

    DILUTION. The initial public offering price is substantially higher than the pro forma net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in this offering will therefore incur immediate and substantial net tangible book value dilution. See "Dilution."

                                  THE COMPANY

    DAOU Systems, Inc. was incorporated in California in 1987 and intends to reincorporate in Delaware prior to the completion of this offering. Unless the context otherwise requires, references in this Prospectus to "DAOU" and the "Company" refer to DAOU Systems, Inc., a Delaware corporation, and where applicable to its California predecessor. The Company's executive offices are located at 5120 Shoreham Place, San Diego, California 92122. Its telephone number is (619) 452-2221.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 2,900,000 shares of Common Stock offered hereby at an assumed initial offering price of $13.00 per share are estimated to be $34.6 million ($41.5 million if the over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and the estimated expenses of this offering.

    The Company expects to use the net proceeds from this offering principally for working capital and general corporate purposes. The Company may also use a portion of the proceeds to fund acquisitions of complementary businesses, although there are no current plans, agreements or commitments and the Company is not currently engaged in negotiations with respect to any such transactions. Pending such uses, the Company intends to invest the net proceeds of this offering in short-term, interest bearing, investment grade securities.

    The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

                                DIVIDEND POLICY

    The Company has never declared nor paid cash dividends on its capital stock. The Company currently intends to retain any earnings for funding growth and, therefore, does not intend to pay any cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of September 30, 1996 (i) on an actual basis; (ii) on a pro forma basis after giving effect to the conversion of all outstanding shares of Preferred Stock into 1,603,430 shares of Common Stock upon the completion of this offering and
(iii) as adjusted to give effect to the receipt by the Company of the net proceeds from the sale of 2,900,000 shares of Common Stock offered hereby at an assumed initial public offering price of $13.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses:

                                                                                         SEPTEMBER 30, 1996
                                                                                 ----------------------------------
                                                                                  ACTUAL    PRO FORMA  AS ADJUSTED
                                                                                 ---------  ---------  ------------
                                                                                           (IN THOUSANDS)
Redeemable preferred stock.....................................................  $   8,068  $      --   $       --

Stockholders' equity (1):
  Preferred stock: $.001 par value, 5,000,000 shares authorized, actual, pro forma and as adjusted; no shares issued and outstanding, actual pro forma
    and as adjusted............................................................         --         --           --

  Common stock: $.001 par value, 50,000,000 shares authorized, actual, pro forma and as adjusted; 6,664,248 shares issued and outstanding, actual;
    8,267,678 shares issued and outstanding, pro forma; and 11,167,678 shares
    issued and outstanding, as adjusted (2)....................................          7          8           11

  Additional paid-in capital...................................................        208      7,825       42,383
  Deferred compensation........................................................       (201)      (201)        (201)
  Accretion of redeemable preferred stock......................................       (450)        --           --
  Retained earnings............................................................      1,213      1,213        1,213
                                                                                 ---------  ---------  ------------
    Total stockholders' equity                                                         777      8,845       43,406
                                                                                 ---------  ---------  ------------
      Total capitalization.....................................................  $   8,845  $   8,845   $   43,406
                                                                                 ---------  ---------  ------------
                                                                                 ---------  ---------  ------------

--------------

(1) The Company does not have any short-term or long-term debt.

(2) Excludes (i) 829,173 shares of Common Stock issuable upon exercise of stock options outstanding under the Company's 1996 Stock Option Plan with a weighted average exercise price of $4.53 per share at November 30, 1996 and
    (ii) 133,285 shares of Common Stock issuable upon exercise of outstanding warrants at an exercise price of $4.99 per share. See "Management -- 1996 Stock Option Plan," "Certain Transactions," "Description of Capital Stock" and Notes 6 and 9 of Notes to Financial Statements.

                                    DILUTION

    The pro forma net tangible book value of the Company's Common Stock as of September 30, 1996 was approximately $8.8 million or $1.07 per share. Pro forma net tangible book value per share represents the amount of the Company's stockholders' equity, less intangible assets, divided by 8,267,678 shares of Common Stock outstanding after giving effect to the conversion of all outstanding shares of Preferred Stock into 1,603,430 shares of Common Stock upon the completion of this offering.

    Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the offering made hereby and the pro forma net tangible book value per share of Common Stock immediately after the completion of this offering. After giving effect to the sale of the 2,900,000 shares of Common Stock offered hereby at an assumed offering price of $13.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, the Company's pro forma net tangible book value at September 30, 1996 would have been approximately $43.4 million, or $3.89 per share. This represents an immediate increase in pro forma net tangible book value of $2.82 per share to existing stockholders and an immediate dilution in net tangible book value of $9.11 per share to new investors purchasing Common Stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share.............................             $   13.00
  Pro forma net tangible book value per share at September 30, 1996.........  $    1.07
  Increase per share attributable to new investors..........................       2.82
                                                                              ---------
Pro forma net tangible book value per share after the offering..............                  3.89
                                                                                         ---------
Net tangible book value dilution per share to new investors.................             $    9.11
                                                                                         ---------

    The following table sets forth, on a pro forma basis as of September 30, 1996, after giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock upon the completion of this offering, the difference between the existing stockholders and the purchasers of shares in the offering (at an assumed offering price of $13.00 per share) with respect to the number of shares purchased from the Company, the total consideration paid and the average price per share paid:

                                                       SHARES PURCHASED(1)          TOTAL CONSIDERATION        AVERAGE
                                                    --------------------------  ---------------------------     PRICE
                                                       NUMBER        PERCENT        AMOUNT        PERCENT     PER SHARE
                                                    -------------  -----------  --------------  -----------  -----------
Existing stockholders.............................      8,267,678        74.0%  $    8,010,000        17.5%   $    0.97
New investors.....................................      2,900,000        26.0       37,700,000        82.5    $   13.00
                                                    -------------       -----   --------------       -----
    Total.........................................     11,167,678       100.0%  $   45,710,000       100.0%
                                                    -------------       -----   --------------       -----
                                                    -------------       -----   --------------       -----

--------------

(1) Sales by Selling Stockholders in this offering will cause the number of shares held by the existing stockholders to be reduced to 7,317,678, or approximately 65.5% of the total number of shares of Common Stock to be outstanding after this offering. See "Principal and Selling Stockholders."

    The foregoing computations assume no exercise of stock options or warrants outstanding at September 30, 1996. At November 30, 1996, there were outstanding stock options to purchase an aggregate of 829,173 shares of Common Stock at a weighted average exercise price of $4.53 per share. In addition, at November 30, 1996, 133,285 shares of Common Stock were issuable upon exercise of outstanding warrants at an exercise price of $4.99 per share. To the extent these stock options and warrants are exercised, there will be further dilution to purchasers in this offering. See "Management -- 1996 Stock Option Plan," "Certain Transactions," "Description of Capital Stock" and Note 6 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

    The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus. The statements of operations data for the years ended December 31, 1994 and 1995 and the balance sheet data at December 31, 1994 and 1995 is derived from the Company's financial statements that have been audited by Ernst & Young LLP, independent auditors, included elsewhere in this Prospectus. The selected financial data as of September 30, 1996 and for the nine-month periods ended September 30, 1995 and 1996 is derived from unaudited financial statements included elsewhere in this Prospectus. The selected financial data as of December 31, 1991, 1992 and 1993 and for each of the three years in the period ended December 31, 1993 is derived from unaudited financial data not included in this Prospectus. The unaudited financial data include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Company's financial position at those dates and results of operations for those periods. The results for the nine months ended September 30, 1996 are not necessarily indicative of the results for any future period.

                                                                                                              NINE MONTHS ENDED
                                                                           YEARS ENDED
                                                                          DECEMBER 31,                          SEPTEMBER 30,
                                                      -----------------------------------------------------  --------------------
                                                        1991       1992       1993       1994       1995       1995       1996
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues..........................................  $   2,480  $   2,728  $   3,483  $   8,521  $  14,330  $   7,084  $  12,357
  Cost of revenues..................................      1,312      1,781      2,322      6,185      8,475      3,865      8,650
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit......................................      1,168        947      1,161      2,336      5,855      3,219      3,707
  Operating expenses:
    Sales and marketing.............................        252        390        640        796        938        690      1,167
    General and administrative......................        849        556        575      1,507      2,893      1,943      2,770
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total operating expenses..........................      1,101        946      1,215      2,303      3,831      2,633      3,937
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) from operations.....................         67          1        (54)        33      2,024        586       (230)
  Interest income (expense) net.....................         17          4          2         12         67        259        163
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) before income taxes.................         84          5        (52)        45      2,091        845        (67)
  Provision (benefit) for income taxes..............         --         --         --         19        851        312        (21)
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss).................................         84          5        (52)        26      1,240        533        (46)
  Accretion of redeemable preferred stock...........         --         --         --         --         87         --        363
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss) attributable to common stock....  $      84  $       5  $     (52) $      26  $   1,153  $     533  $    (409)
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Pro forma net income (loss) per share(1)..........                                              $    0.17             $   (0.01)
                                                                                                  ---------             ---------
                                                                                                  ---------             ---------
  Shares used in computing pro forma net income
    (loss) per share(1).............................                                                  7,495                 8,808
                                                                                                  ---------             ---------
                                                                                                  ---------             ---------

                                                                   DECEMBER 31,
                                               -----------------------------------------------------  SEPTEMBER 30,
                                                 1991       1992       1993       1994       1995          1996
                                               ---------  ---------  ---------  ---------  ---------  --------------
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term
    investments..............................  $     100  $      81  $     278  $     264  $   6,285    $    3,655
  Total assets...............................        704        557      1,474      1,727     12,545        11,468
  Long-term debt, less current portion.......         11          8          4         --         --            --
  Redeemable preferred stock.................         --         --         --         --      7,705         8,068
  Total stockholders' equity.................         48         52         --         29      1,182           777

----------------

(1) See Note 1 of Notes to Financial Statements for information concerning the calculation of pro forma net income (loss) per share.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    THIS PROSPECTUS CONTAINS CERTAIN STATEMENTS OF A FORWARD-LOOKING NATURE RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THIS PROSPECTUS, INCLUDING THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS," WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

OVERVIEW

    The Company designs, implements, supports and manages advanced computer network systems for hospitals, IDSs and other provider organizations. The Company believes that its success is attributable to its healthcare industry focus, depth and breadth of technological expertise, ability to objectively evaluate its customers' computer network systems due to its vendor independence and its history of successful customer engagements. The Company's design services include an assessment of the customer's existing computer network system, the preparation of voice, video and data network specifications, technical design documentation and diagrams. DAOU's implementation services include the purchase, delivery and installation of enterprise-wide computer network systems. In 1996, revenues from design services averaged approximately $49,000 per project. In addition, revenues in 1996 from enterprise-wide implementation service engagements ranged from approximately $500,000 to $4.6 million per project, while revenues from other implementation projects averaged approximately $70,000. Implementation service revenues consist of third-party hardware and software products, as well as the Company's professional services. The Company's gross margin with respect to implementation services varies significantly depending on the percentage of such services consisting of products (with respect to which the Company obtains a lower margin) versus professional services. The Company's support and management services include remote and on-site network management, as well as I/S outsourcing. The Company typically provides these services under multi-year contracts.

    Historically, the majority of the Company's revenues have been derived from network design and implementation services which are generally provided on a fixed-fee basis. These revenues are recognized using the percentage-of-completion method with progress to completion measured by labor costs incurred to date compared to total estimated labor costs. The Company may also provide design and implementation services on a "time and expense" basis for which revenues are also recognized as services are performed. A design project typically lasts from three to five months. The time to complete implementation projects generally ranges from three to six months, although certain projects have required up to 13 months for completion.

    Support and management service revenues are recognized ratably over the period that these services are provided. The Company anticipates that revenues from support and management services will increase as a percent of total revenues in the future. Payments received in advance of services performed are recorded as deferred revenues. Certain contract payment terms may result in customer billing occurring at a pace slower than revenue recognition. The resulting revenues recognized in excess of amounts billed and project costs are classified as contract work in progress on the Company's balance sheet.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

    The Company's revenues were $12.4 million and $7.1 million for the nine months ended September 30, 1996 and 1995, respectively, representing an increase of 74%. This increase in revenues was due primarily to the introduction of the Company's I/S outsourcing services with the signing and commencement of the contract with Candler in April 1996. Services to Mercy, Candler, Atlantic and CMC accounted for approximately $2.4 million, $2.0 million, $1.4 million and $1.2 million of total revenues for the nine months ended September 30, 1996, representing approximately 20%, 16%, 11% and 10% of such revenues, respectively.

    Cost of revenues were $8.7 million and $3.9 million for the nine months ended September 30, 1996 and 1995, respectively, representing an increase of 124%. Gross margin was 30% and 45% for the nine months ended September 30, 1996 and 1995, respectively. This decrease in gross margin was due primarily to the reduced content of professional services in implementation projects during 1996, as well as the lower gross margin related to the Company's I/S outsourcing services. The Company believes that the 1996 gross margin is more indicative of future results than its 1995 gross margin due to the anticipated growth of its I/S outsourcing services relative to other services.

    Sales and marketing expenses were $1.2 million and $690,000 for the nine months ended September 30, 1996 and 1995, respectively, representing an increase of 69%. This increase was due primarily to the establishment of regional sales teams and an increase in the number of people involved in sales and marketing activities. Sales and marketing expenses were 9% and 10% of revenues for the nine months ended September 30, 1996 and 1995, respectively. The Company intends to continue investing in its sales infrastructure and expects sales and marketing expenses to remain relatively constant as a percentage of revenues in the foreseeable future.

    General and administrative expenses were $2.8 million and $1.9 million for the nine months ended September 30, 1996 and 1995, respectively, representing an increase of 43%. The primary factors contributing to this increase were costs associated with the Company's larger corporate facility and the reorganization of its administrative infrastructure during 1996. General and administrative expenses were 22% and 27% of revenues for the nine months ended September 30, 1996 and 1995, respectively. The Company expects that general and administrative expenses will continue to increase in dollar terms to support the anticipated growth in the Company's business, but will remain relatively constant as a percentage of revenues in the foreseeable future.

    Interest income net, was $163,000 and $259,000 for the nine month ended September 30, 1996 and 1995, respectively. Interest income consists of interest on cash and cash equivalents, short-term investments and notes receivable from stockholders. Interest expense consists of interest associated with the Company's business line of credit and term financing of insurance premiums, but was not significant during either period.

YEARS ENDED DECEMBER 31, 1995 AND 1994

    The Company's revenues were $14.3 million and $8.5 million for the years ended December 31, 1995 and 1994, respectively, representing an increase of 68%. Revenues increased primarily due to growth in design and implementation service revenues. Increases in both the number and size of management service projects from both new and existing customers resulted in a 42% increase in management service revenues in 1995. Services to Mercy accounted for $6.8 million, or approximately 48%, of total revenues in 1995.

    Cost of revenues were $8.5 million and $6.2 million for the years ended December 31, 1995 and 1994, respectively, representing an increase of 37%. Cost of revenues increased primarily due to greater product costs associated with implementation projects and increased labor costs associated with new management service contracts. Gross margin was 41% and 27% of revenues for the years ended December 31, 1995 and 1994, respectively. This increase was attributable primarily to the higher content of professional services in implementation projects, an increase in the number of management service contracts, a reduction in the use of third-party professional services and increased utilization of internal engineering resources.

    Sales and marketing expenses were $938,000 and $796,000 for the years ended December 31, 1995 and 1994, respectively, representing an increase of 18%. This increase was due primarily to the growth in revenues and the number of people involved in sales activities, as well as the introduction of a new corporate marketing strategy. Sales and marketing expenses were 7% and 9% of revenues for the years ended December 31, 1995 and 1994, respectively. This decrease as a percentage of revenues was due primarily to increased revenues and decreased commissions.

    General and administrative expenses were $2.9 million and $1.5 million for the years ended December 31, 1995 and 1994, respectively, representing an increase of 92%. This increase was due to one-time relocation costs and expenses of approximately $305,000 associated with the Company's move to new corporate facilities and continued growth in administrative staffing levels in finance, purchasing and human resources. General and administrative expenses were 20% and 18% of revenues for the years ended December 31, 1995 and 1994, respectively. Excluding one-time relocation expenses, there was no significant change on a percentage of revenue basis.

INCOME TAXES

    In 1995 and 1994, the effective tax rates were 41% and 42%, respectively, and exceeded the expected combined federal and state statutory rate of 40% due primarily to the nondeductibility of certain expenses.

LIQUIDITY AND CAPITAL RESOURCES

    Since its inception, the Company has financed its operations primarily through a combination of cash generated from operations and the private sale of equity securities. As of September 30, 1996, the Company had raised $7.6 million, net of issuance costs, from the private sale of equity securities. At September 30, 1996, the Company had $3.7 million in cash and cash equivalents and, as of October 4, 1996, $1.5 million available under a revolving line of credit. Advances under the revolving line of credit bear interest at the bank's reference rate (8.25% at November 30, 1996) plus 0.5% per annum. Through November 30, 1996, there have been no borrowings under the revolving line of credit, which expires October 1, 1997. This line of credit is secured by substantially all of the assets of the Company and contains customary covenants and restrictions. As of November 30, 1996, the Company was in compliance with all such covenants and restrictions.

    During the nine months ended September 30, 1996, cash used in operating activities was $2.1 million, which resulted primarily from an increase in unbilled receivables and cash expended for contract costs reported as contract work in progress in the Company's balance sheet (see Note 1 of Notes to Financial Statements).

    The Company believes that the net proceeds from this offering, together with available funds, will be sufficient to meet its capital requirements for the foreseeable future. The Company may also utilize cash to acquire or invest in complimentary businesses, although the Company does not have any pending plans to do so. The Company may sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in additional dilution to the Company's stockholders and the incurrence of additional debt could result in additional interest expense.

QUARTERLY RESULTS AND SEASONALITY

    The following table presents quarterly operating results for each of the last seven quarters. This information has been derived from unaudited financial statements and has been prepared on the same basis as the Company's audited financial statements which appear elsewhere in this Prospectus. In the opinion of the Company's management, this information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information in accordance with generally accepted accounting principles. The operating results for any quarter are not necessarily indicative of the results for any future period.

                                                                              THREE MONTHS ENDED
                                                 ----------------------------------------------------------------------------
                                                  MAR. 31,     JUNE 30,      SEPT. ,      DEC. 1,     MAR. 31,     JUNE 30,
                                                    1995         1995         1995         1995         1996         1996
                                                 -----------  -----------  -----------  -----------  -----------  -----------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.......................................   $   2,597    $   1,390    $   3,096    $   7,247    $   2,329    $   5,201
Cost of revenues...............................         847        1,013        2,005        4,610        1,675        3,668
                                                 -----------  -----------  -----------  -----------  -----------  -----------
Gross profit...................................       1,750          377        1,091        2,637          654        1,533
Operating expenses:
  Sales and marketing..........................         273          216          202          247          330          376
  General and administrative...................         372          478          827        1,216          791          944
                                                 -----------  -----------  -----------  -----------  -----------  -----------
Total operating expenses.......................         645          694        1,029        1,463        1,121        1,320
                                                 -----------  -----------  -----------  -----------  -----------  -----------
Income (loss) from operations..................       1,105         (317)          62        1,174         (467)         213
Interest income (expense), net.................          --           (4)          (2)          73           70           50
                                                 -----------  -----------  -----------  -----------  -----------  -----------
Income (loss) before income taxes..............       1,105         (321)          60        1,247         (397)         263
Provision (benefit) for income taxes...........         399         (149)          61          540         (168)         151
                                                 -----------  -----------  -----------  -----------  -----------  -----------
Net income (loss)..............................   $     706    $    (172)   $      (1)   $     707    $    (229)   $     112
                                                 -----------  -----------  -----------  -----------  -----------  -----------
                                                 -----------  -----------  -----------  -----------  -----------  -----------


                                                  SEPT. 0,
                                                    1996
                                                 -----------

Revenues.......................................   $   4,827
Cost of revenues...............................       3,307
                                                 -----------
Gross profit...................................       1,520
Operating expenses:
  Sales and marketing..........................         461
  General and administrative...................       1,035
                                                 -----------
Total operating expenses.......................       1,496
                                                 -----------
Income (loss) from operations..................          24
Interest income (expense), net.................          43
                                                 -----------
Income (loss) before income taxes..............          67
Provision (benefit) for income taxes...........          (4)
                                                 -----------
Net income (loss)..............................   $      71
                                                 -----------
                                                 -----------

    The following table sets forth, as a percentage of revenues, certain unaudited quarterly statements of operations data:

                                                                              THREE MONTHS ENDED
                                                 ----------------------------------------------------------------------------
                                                  MAR. 31,     JUNE 30,     SEPT. 30,    DEC. 31,     MAR. 31,     JUNE 30,
                                                    1995         1995         1995         1995         1996         1996
                                                 -----------  -----------  -----------  -----------  -----------  -----------
AS A PERCENT OF REVENUES:
Revenues.......................................       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%
Gross margin...................................        67.4         27.1         35.2         36.4         28.1         29.5
Sales and marketing............................        10.5         15.5          6.5          3.4         14.2          7.2
General and administrative.....................        14.3         34.4         26.7         16.8         34.0         18.2
Income (loss) from operations..................        42.6        (22.8)         2.0         16.2        (20.1)         4.1
Net income (loss)..............................        27.2        (12.4)         0.0          9.8         (9.8)         2.2


                                                  SEPT. 30,
                                                    1996
                                                 -----------
AS A PERCENT OF REVENUES:
Revenues.......................................       100.0%
Gross margin...................................        31.5
Sales and marketing............................         9.6
General and administrative.....................        21.4
Income (loss) from operations..................         0.5
Net income (loss)..............................         1.5

    A substantial majority of the Company's operating expenses, particularly personnel and related costs, depreciation and rent, are relatively fixed in advance of any particular quarter. However, variations in the Company's revenues and operating results occur from time to time, as a result of various factors, including: (i) the reduction in size, delay in commencement, interruption or termination of one or more significant projects or contracts; (ii) the completion during a quarter of one or more significant projects; (iii) the failure to estimate accurately the resources required to complete new or ongoing projects; (iv) the relatively longer sales cycle in obtaining new customers and larger contracts; (v) the timing and extent of employee training or the loss of key employees; (vi) competition; (vii) the development and introduction of new services; and (viii) general economic conditions which may affect the buying decisions of the Company's current and prospective customers. In addition, the Company plans to continue to expand its operations by hiring additional network engineers and other employees, and adding new offices, systems and other infrastructure. The resulting increase in operating expenses will generally be incurred prior to any increase in revenues. Consequently, the Company's business, financial condition and results of operations would be materially and adversely affected if revenues do not increase to support such expenses. A variation in the timing of the commencement or completion of customer assignments, particularly at or near the end of any quarter, may cause significant variations in operating results from quarter to quarter and could result in losses for a particular quarter. In addition, an unanticipated delay or termination of a major project could require the Company to maintain or terminate under-utilized employees which could, in either case, result in higher than expected expenses during a quarter. The Company believes that quarterly revenues and operating results are likely to vary significantly in the future and that period-to-period comparisons of its revenues and operating results are not necessarily meaningful and should not be relied on as indications of future performance. Furthermore, these variations in revenues and operating results could cause significant variations in the price of the Company's Common Stock.

                                    BUSINESS

THE COMPANY

    DAOU Systems, Inc. ("DAOU" or the "Company") designs, implements, supports and manages advanced computer network systems for hospitals, integrated healthcare delivery systems ("IDSs"), and other healthcare provider organizations ("provider organizations"). DAOU combines its knowledge of the specialized information needs of the healthcare industry with its technological expertise in computer network systems to provide advanced, reliable and cost-effective computer network solutions to provider organizations. The Company believes that its success is attributable to its healthcare industry focus, depth and breadth of technological expertise, ability to objectively evaluate its customers' computer network systems due to its vendor independence and its history of successful customer engagements. The Company's design services include an assessment of the customer's existing computer network system and the preparation of voice, video and data network specifications, technical design documentation and diagrams. DAOU's implementation services include the purchase, delivery and installation of enterprise-wide computer network systems. The Company's support and management services are typically provided under multi-year contracts and include remote and on-site network management services, as well as information systems outsourcing ("I/S outsourcing"). The Company provides network support services to its customers through its regional sales and support structure and a 24-hour technical support hotline available seven days a week. DAOU typically provides its services on a fixed-price, fixed-time frame basis. Since 1987, the Company has provided computer network services to over 350 customers ranging in size from single-site organizations to multi-state organizations with over 80 sites. The Company's customers include Catholic Medical Center of Brooklyn and Queens, Inc., New York; Mercy Health Services, Farmington Hills, Michigan; Atlantic Health System, Morristown, New Jersey; Lutheran Health Systems, Fargo, North Dakota; Candler Health System ("Candler"), Savannah, Georgia; and St. Mary's Health Network, Reno, Nevada.

INDUSTRY OVERVIEW

    Pressure by employers, health insurers and government payors to control escalating healthcare costs is driving a movement in the healthcare industry towards managed care and new forms of reimbursement for healthcare providers. Payors are also demanding that providers differentiate their services by demonstrating quality of care. These economic and competitive pressures are causing healthcare providers to consolidate and form multi-entity provider organizations such as IDSs. IDSs may consist of hospitals, primary care and multi-specialty physician groups, out-patient care facilities and home healthcare providers, and are designed to serve economically the healthcare needs of a regional population. The consolidation of provider organizations and the formation of IDSs have resulted in changing healthcare information needs as these organizations increasingly require prompt access to consistent and comprehensive patient information at each location where care is provided.

    The existing information systems in many provider organizations were developed to meet the needs of a single facility, such as a hospital or an out-patient surgery center. The consolidation of these facilities and the formation of IDSs create complex organizations with many disparate and specialized information system infrastructures. The Company believes that these infrastructures frequently are inadequate to support the flow and integration of information necessary to efficiently manage a complex provider organization. A typical multi-site IDS, for example, requires a computer network that is capable of supporting multiple applications and processing high volumes of data across geographically remote locations. In addition, the increasing variety of hardware and software applications utilized throughout provider organizations has resulted in connectivity and compatibility problems for many computer networks. These networks must not only meet the heightened information needs of provider organizations, but also have the capability to migrate to emerging technologies.

    As a result of the competitive healthcare environment and the growing complexity of computer network systems, provider organizations have found it increasingly difficult to implement and manage these systems. In addition, the Company believes that the high demand for qualified network engineers and other technical personnel has made it increasingly difficult for provider organizations to recruit and train qualified information technology professionals. Consequently, many provider organizations are looking to third parties for the technological expertise and personnel to meet their information systems requirements. DAOU believes that the ongoing consolidation among healthcare provider organizations and the increasing complexity and rapid evolution of computer network system technologies have created a significant opportunity for companies specializing in providing computer network system solutions to provider organizations.

THE DAOU SOLUTION

    DAOU provides a broad array of services to assist hospitals, IDSs and other provider organizations in designing, implementing, supporting and managing complex computer network systems consistent with their unique and changing information needs. The Company believes that the delivery of a combination of design, implementation and management services better enables the Company's personnel to fully understand the customer's computing and operating environments, install computer networks that meet the customer's specialized requirements, train the customer's users and internal network management staff prior to the full migration to a new computer network system and provide effective, ongoing support and management of the computer network. DAOU has extensive experience resolving the integration, implementation and management issues faced by provider organizations. In addition, the Company has substantial knowledge of numerous software applications developed by healthcare information system and software vendors, as well as extensive expertise in advanced information technologies and computer network systems, including WANs, network/host security, high-performance LANs, Internet/Intranet and asynchronous transfer mode ("ATM") technologies. DAOU uses the products and applications of various hardware and software vendors to integrate the existing computing and communication devices and equipment of legacy systems to create advanced computer network systems. In addition, the Company does not manufacture hardware or develop software, nor does it have exclusive arrangements with any vendors of these products. DAOU believes that this vendor independence enables it to objectively assess its customers' information technology requirements and select the optimal mix of applications and products. The Company believes that its cumulative experience, healthcare focus and technology expertise enable it to deliver advanced computer network systems and services on a timely basis and at fixed prices.

STRATEGY

    The Company's objective is to be a leading provider of advanced computer network systems and network management services to healthcare provider organizations. The principal elements of the Company's strategy are:

    - EXPAND AND STRENGTHEN CUSTOMER RELATIONSHIPS. The Company will continue to focus its sales and marketing efforts on major medical centers and hospitals around which IDSs are forming. In addition, the Company plans to focus additional resources on serving the information technology needs of emerging provider organizations, such as physician practice management companies, long-term care providers and rehabilitation service providers. DAOU intends to further develop its regional sales and support structure in order to monitor more closely the needs of existing and prospective customers. For example, the Company recently has placed throughout its regional structure customer-dedicated account managers who are responsible for maintaining customer satisfaction and developing new business opportunities.

    - DEVELOP COMPLEMENTARY SERVICES. The Company intends to develop services which complement its existing services and increase its recurring revenue stream. Currently, DAOU is expanding its services in the areas of voice, video and data integration, telemedicine, I/S outsourcing, Internet/ Intranet and cabling services. The Company intends to develop additional service capabilities such as network outsourcing, remote network monitoring and network traffic pattern analysis. To obtain feedback regarding its present and future services from a customer perspective, the

      Company has established an advisory board comprised of chief information officers in the healthcare industry.

    - MAINTAIN TECHNOLOGY EXPERTISE. The Company believes that demand for complex, emerging technologies will grow as provider organizations seek to employ new applications that combine voice, video and data. The Company intends to remain at the forefront of information technology solutions for provider organizations and to continue developing its expertise in emerging technologies. Specific development efforts include in-house vendor presentations to educate employees on technological advances and new products, in-house testing of new systems, products and applications, attendance at various information technology trade shows and participation in the ATM Forum, an industry council that provides input regarding emerging ATM standards.

    - RECRUIT, TRAIN AND RETAIN QUALIFIED PERSONNEL. The Company believes that its competitive position is enhanced by its ability to hire, train and retain qualified technical and management personnel. DAOU believes that a key factor in recruiting and retaining its technical personnel is its ability to provide them with exposure to and training in a variety of leading edge technologies. The Company intends to continue dedicating significant resources to train its technical employees by conducting in-house workshops presented by senior network engineers, inviting vendors to provide on-site presentations and sponsoring employees to attend vendor certification programs.

    - HEIGHTEN DAOU'S HEALTHCARE INDUSTRY PRESENCE. The Company intends to leverage its history of successful customer engagements to become a recognized leader in providing information technology solutions to provider organizations. The Company is expanding its marketing program to enhance the market presence and visibility of the Company and its services among potential healthcare customers.

INFORMATION TECHNOLOGY SERVICES

    DAOU designs, implements, supports and manages computer network systems that are capable of providing access to information such as patient records, X-rays and billing information at each site of a provider organization. The Company provides to its customers a broad range of computer network services, which often follow a progression from initial network design through implementation and computer network management. DAOU believes that the delivery of a combination of design, implementation and management services better enables the Company's personnel to fully understand the customer's computing and operating environments, install computer networks that meet the customer's specialized requirements, train the customer's users and internal network management staff prior to the full migration to a new computer network system and provide effective, ongoing support and management of the computer network. The Company uses the products and applications of various hardware and software vendors to integrate the existing computing and communication devices and equipment of legacy systems to create advanced computer network systems. The Company focuses on the specialized requirements of each customer project and utilizes formal planning, monitoring and communication systems and methodologies to ensure proper project completion and customer satisfaction.

NETWORK SERVICES

    DAOU provides network services ranging from network design to large-scale network implementation. The Company generally provides network design services prior to the delivery of its other network or management services in order to determine the proper scope and delivery of these other services. DAOU generally contracts with its customers on a fixed-price basis for defined services delivered in accordance with scheduled milestones. The typical sales cycle for these services begins with an engagement for network design followed by the installation of enterprise-wide computer network systems.

    NETWORK DESIGN. DAOU's network design services include a review and audit of a customer's existing information technology infrastructure and an assessment of the functional requirements of its computer network system. The Company conducts detailed site visits and interviews key customer personnel in order to identify the specific technologies to be used. The Company then determines how new technologies will integrate into the customer's existing hardware and software and how the entire computer network system will be managed on an ongoing basis. Following its review, the Company prepares technical design documentation and diagrams of the physical, logical, operational and communication infrastructures. The Company also prepares voice, video and data network specifications, as appropriate, and details the implementation steps necessary to meet the customer's specific computer network requirements. As part of this process, the Company designs integration strategies for designated applications, fault-tolerant strategies to help ensure reliable network operation and migration strategies for customer utilization of emerging technologies. The Company also develops detailed recommendations for computer network systems, including the selection of appropriate network products and the design of multi-vendor integration plans. The typical engagement period for network design services is three to five months.

    NETWORK IMPLEMENTATION. The Company's network implementation services involve the purchase, delivery, testing and installation of enterprise-wide computer network systems. Networks installed by the Company provide a variety of features and services, including switch/bridge/router configuration, PC-to-host emulation, legacy network integration, gateway installation, universal workstation design and installation, remote-site connectivity solutions, dial-up remote access solutions, document management, imaging installations, video conferencing and telemedicine installations. For each implementation project, the Company assigns a project management team typically consisting of a project manager, an account manager, a senior engineer and other technical personnel, as well as subcontractors and third-party vendors if required. Each project management team is carefully selected for its technical expertise in specific areas to meet the requirements of a particular project. The project team is responsible for creating an installation schedule, ensuring compliance with established milestones, providing on-site coordination of the activities of DAOU's personnel, subcontractors and third-party vendors, testing network performance, including stress and data traffic diagnostics, and providing regular progress reports to the project manager.

    The Company installs a computer network by first conducting a detailed review of the network design to determine the connectivity and product requirements. DAOU typically purchases the various network components which have been specified. After delivery to its facilities, the Company connects these components prior to installation at the customer's site and then conducts various tests of the computer network system, simulating the customer's actual computing environment in accordance with the customer's software applications and specifications. The Company also tests the network's configuration, connectivity and compatibility and analyzes the load and data throughput capacity of the network. This testing process reduces downtime risk and helps ensure that the network installation will occur with minimal disruption to the customer's ongoing business operations.

    The Company manages the installation of the computer network equipment, as well as software and cabling, using its own personnel or selected subcontractors. Throughout the installation process, the Company's personnel monitor the project's progress to ensure compliance with all network specifications. Upon completion of the equipment installation, the Company conducts additional connectivity testing and diagnostics. The engagement period for these services generally ranges from three to six months, but varies depending on the size and complexity of the implementation project.

MANAGEMENT SERVICES

    As computer network systems become more complex, provider organizations are experiencing difficulties in hiring, training and retaining information technology professionals who can maintain the performance and functionality of their computer network systems. Accordingly, provider organizations have begun to outsource certain maintenance and management functions of their information systems departments. DAOU provides support and management services that are designed to maintain the effective performance of a customer's computer network system, as well as I/S outsourcing services that are designed to manage a customer's information services functions. The Company generally provides these services in multi-year engagements on a fixed-price basis.

    NETWORK SUPPORT. The Company provides a 24-hour technical support hotline available seven days a week, as well as other network support resources such as on-site seminars and on-line support. DAOU also informs its customers of new technological advances and network solutions that may help increase the utility and functionality of their computer network systems. The Company intends to develop additional support services such as continuous network monitoring in order to monitor remotely the performance of computer network systems on an ongoing basis and detect and report network problems. The initial engagement period for the Company's existing support services typically is for one year, subject to annual renewal.

    ENTERPRISE NETWORK MANAGEMENT. The Company provides a range of enterprise network management services to manage and support a customer's computer network system. The Company uses its technical expertise and staffing experience to package, price and deliver combinations of these services at collective rates which are frequently lower than if provided in-house by the customer. The customer benefits from the Company's experience in providing enterprise network management services in a broad range of operating environments, including client/server networks supporting both Internet and workgroup protocols intermingled with legacy networks. The engagement period for these services typically ranges from one to five years. The Company's enterprise network management services include combinations of the following services, which are selected by the customer to meet its specific needs:

    - DAOU EMPLOYEES ON-SITE. DAOU works with a customer to assess the appropriate staffing needs to maintain and support its computer network system. The Company places its employees on-site on a full-time basis to provide network support services and ongoing training of the customer's internal staff. This service allows the customer to benefit continuously from DAOU's technical expertise and to reduce its hiring and training of internal network management personnel.

    - CONTINUOUS NETWORK PLANNING. DAOU's design personnel evaluate a customer's computer network system and provide recommendations for new network capabilities and capacity on an ongoing basis consistent with the evolving needs and strategy of the customer. In addition, DAOU evaluates hardware and software options, interprets research and development results, updates existing network designs and researches specific products and technologies of interest to customers. The Company provides these services subject to predetermined schedules.

    - "BURST MODE" IMPLEMENTATION. DAOU provides additional technical personnel during periods of peak network requirements to accommodate and assist in network upgrade implementation or to accommodate the anticipated or unanticipated need for additional technical staff. This service enables the customer to preplan changes in its computer network without the problems associated with recruiting and training temporary staff or hiring excess permanent technical personnel.

    - NETWORK SUPPORT. Depending on the specific needs of each customer, the Company also provides network support services as part of its combination of enterprise network management services.

    I/S OUTSOURCING. The Company has recently introduced comprehensive I/S outsourcing services for provider organizations that elect to outsource all or a portion of their information systems functions. I/S outsourcing services involve long-term engagements with customers whereby the Company may staff up to the entire information systems department and is responsible for the management and support of the customer's computer network system. DAOU provides its I/S outsourcing services in accordance with pre-determined, detailed schedules and plans established with the customer. DAOU entered into its first I/S outsourcing contract in April 1996 with Candler (the "Candler Contract"). Under the Candler Contract, the Company is responsible for the management and staffing of Candler's information systems functions with the Company's own employees and acts on behalf of Candler with respect to ongoing enhancements and maintenance of hardware and software products from third-party vendors. Additional I/S outsourcing services under the Candler Contract include: (i) the implementation of operating procedures for and management and staffing of various information systems departments; (ii) the establishment and management of the information systems budget, including personnel and capital expenditures; (iii) the negotiation and management of hardware and software vendor contracts; (iv) attendance at internal and external management meetings, user groups, convention activity and corporate meetings;

(v) the development and implementation of an information technology strategic plan; and (vi) ongoing recruiting and training of Candler's employees with respect to the computer network and its applications. The term of the Candler Contract is for five years and the Company anticipates that the typical contract period for additional I/S outsourcing contracts will be for three to five years. There can be no assurance, however, that a customer will not terminate its contract with the Company prior to the completion of the contract term. See "Risk Factors -- Contract Cancellation Rights; Absence of Long-Term Agreements" and "-- Consolidation and Uncertainty in the Healthcare Industry."

OTHER SERVICES

    The Company is expanding its current services and developing new services that will assist provider organizations with the management and support of their computer network systems. DAOU is expanding its current services in the areas of voice, video and data integration, telemedicine, I/S outsourcing, Internet/Intranet and cabling. The Company intends to develop new service capabilities, such as network outsourcing (whereby the Company outsources hardware as well as personnel), remote network monitoring and network traffic pattern analysis. The Company intends to expand or develop these services either internally or through acquisitions.

DAOU ADVISORY BOARD

    In 1994, the Company established its Advisory Board (the "Advisory Board"), a non-governing body currently comprised of twelve chief information officers ("CIOs") of various provider organizations. The Advisory Board meets as a group annually and the members confer separately with the Company periodically to provide advice on issues and trends in the healthcare industry and emerging technologies, as well as to provide strategic direction and feedback regarding the Company's present and future services. Members of the Advisory Board are reimbursed for travel, lodging and meal expenses incurred in connection with attendance at the Advisory Board's sessions and may also receive options to purchase shares of the Company's Common Stock. Larry Grandia, the CIO of Intermountain Health Care Inc., serves as the Chairman of the Advisory Board.

RECRUITING AND TRAINING OF TECHNICAL EMPLOYEES

    The Company dedicates significant time and resources to recruit, train and retain qualified technical personnel. The technical staff of the Company consists of senior network engineers, network engineers and network systems technicians. The Company hires many of its technical staff as entry-level network systems technicians and provides these individuals with the necessary training and experience to become network engineers who are responsible for network configuration, testing, burn-in analysis, installation and documentation. Further training and experience is provided to enable these engineers to become senior network engineers who are responsible for project and resource management. The Company's technical staff undergoes extensive training and maintains certifications from leading network technology vendors such as Cisco Systems, Inc., Bay Networks, Inc., Microsoft Corporation and 3Com Corporation. In addition, the Company is a member of leading technological forums and organizations, including the ATM Forum, the CHIM Telecommunications Committee, the HL7 Committee and the BICSI Organization.

    The Company believes that its future success will depend in large part on its ability to hire, train and retain qualified network engineers who together have expertise in a wide array of network and computer systems and a broad understanding of the provider organizations that the Company serves. Competition for qualified network engineers is intense and is expected to increase. In particular, competition is intense for the limited number of qualified senior network engineers. Consequently, there can be no assurance that the Company will be successful in attracting and retaining such personnel. While the Company is currently experiencing low rates of turnover, there can be no assurance that these rates of turnover will not increase in the future. Any inability of the Company to hire, train and retain a sufficient number of qualified network engineers could impair the Company's ability to adequately manage and complete its existing projects or to obtain new projects, which, in turn, could have a material adverse effect on the Company's business, financial condition and results of operations.

    Each technical employee is required to enter into a confidentiality agreement with the Company designed to protect the Company's trade secrets and other confidential information during and subsequent to employment with the Company. Any significant loss of employees to a competitor could have a material adverse effect on the Company's business, financial condition and results of operations.

SALES AND MARKETING

    The Company's sales and support operations are divided into four regional organizations located in the west, midwest, east and southeast regions of the United States. A vice president heads each regional organization and oversees the management of existing customers by the account managers and the development of new customers by the account executives. In particular, account managers are responsible for maintaining customer satisfaction and developing new business opportunities as customer needs for computer network services evolve or increase. The Company intends to create a fifth regional organization in the southwest region during 1997.

    The Company seeks to establish long-term relationships with its customers by providing high levels of service and by becoming an integral part of their computer network systems operations. The Company focuses its sales and marketing efforts on the CIOs and other technology decision makers of IDSs, hospitals and other provider organizations. The Company relies upon its reputation in the marketplace, the personal contacts and networking of its professionals and the various programs of its marketing department to develop new business opportunities. The Company also receives sales leads directly from consultants, VARs and product and service vendors.

    The principal objectives of the Company's marketing department are to increase the Company's market presence, provide strategic direction and to generate sales leads. As a supplement to the direct selling efforts of the Company, the marketing department has developed various programs that include advertising campaigns, trade show participation, direct mail campaigns, public relations programs, marketing research and communications and the development of sales presentation materials. The Company's marketing efforts are enhanced by speaking engagements and the publication of technical articles and reports directed to the healthcare information technology industry. The Company's marketing department is also responsible for the continued development of the Company's presence on the Internet as a new marketing channel.

COMPETITION

    The healthcare network services industry is comprised of a large number of participants and is subject to rapid change and intense competition. The Company's competitors include system integrators, VARs, consulting companies, local and regional network services firms, telecommunications providers and network equipment, computer systems and healthcare software vendors, many of which have significantly greater financial, technical and marketing resources and greater name recognition than does the Company. In particular, the Company competes with (i) large information technology companies such as Hewlett-Packard, EDS and Integrated Systems Solutions Corporation, a subsidiary of IBM; (ii) healthcare information technology companies such as HBO & Company; and (iii) smaller regional network systems firms. In addition, the Company has faced, and expects to continue to face, additional competition from new entrants into its markets. Other healthcare information technology companies not presently offering or emphasizing network systems services and large network services companies not currently focusing on healthcare may enter the Company's markets. Increased competition could result in price reductions, fewer customer projects, under-utilization of employees, reduced operating margins and loss of market share, any of which could materially and adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully against current and future competitors. The failure of the Company to compete successfully would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, most of the Company's customers have internal network support and service capabilities and could choose to satisfy their needs through internal resources rather than through outside service providers. As a result, the decision by the Company's customers or potential customers to perform network services internally could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company believes that the principal competitive factors in the markets in which it competes include: reputation, healthcare industry expertise, network performance and reliability, timely delivery of services, quality of service, responsiveness to customers, product knowledge and technological expertise, marketing, customer relationships and price. The Company believes that it is competitive with respect to the above mentioned factors.

CUSTOMERS

    Since 1987, DAOU has provided computer network services to over 350 customers ranging in size from single-site organizations to multi-state organizations with over 80 sites. The Company's customers include CMC, New York; Mercy, Farmington Hills, Michigan; Atlantic, Morristown, New Jersey; Lutheran Health Systems, Fargo, North Dakota; Candler, Savannah, Georgia; and St. Mary's Health Network, Reno, Nevada. The Company has derived, and believes that it will continue to derive, a significant portion of its revenues from a relatively limited number of large customer contracts. During the first nine months of 1996, Mercy, Candler, Atlantic and CMC accounted for approximately 20%, 16%, 11% and 10% of total revenues, respectively. In 1995, Mercy and Candler accounted for approximately 48% and 11% of total revenues, respectively. No other customer accounted for more than 10% of the Company's revenues during such periods.

BACKLOG

    The Company includes in sales backlog all unrecognized revenues attributable to signed contracts for network design, implementation and management services. At September 30, 1996 and September 30, 1995, the Company's sales backlog was approximately $13.4 million and $8.7 million, respectively. The Company estimates that approximately 28% of its backlog at September 30, 1996 will not be recognized as revenues during the following twelve months due to the long-term nature of the Company's contracts. Although the Candler Contract has an initial term of five years, sales backlog at September 30, 1996 includes estimated payments to be received under the Candler Contract only through September 30, 1997, because the Company cannot determine with certainty the exact amounts of the payments to be received under the Candler Contract subsequent to that date. Furthermore, the Company's customers are generally able to reduce or cancel their use of the Company's services before the end of the contract term. Consequently, there can be no assurance that services included in sales backlog will generate revenues in the amount estimated or that such revenues will be recognized during the specified twelve-month period or at all. See "Risk Factors -- Contract Cancellation Rights; Absence of Long-Term Contracts" and "-- Consolidation and Uncertainty in the Healthcare Industry."

EMPLOYEES

    As of November 30, 1996, the Company employed 124 persons. Of these employees, 82 were involved in providing computer network services, 13 in sales and marketing and 29 in general administration, finance and clerical. The Company's employees are not represented by a labor union and the Company's management believes that its relationship with its employees is good.

FACILITIES

    The Company leases approximately 32,000 square feet of office space in San Diego, California for its principal administrative, support and training facilities. This lease expires in September 1998. In addition, the Company has executive offices in Chicago and Atlanta to provide regional sales and support activities to its customers and plans to establish executive offices in Boston and Philadelphia during the first quarter of 1997. The Company continually evaluates the adequacy of its existing facilities and believes that its current and planned facilities will be adequate for the next twelve months.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of the Company and their ages as of the date of this Prospectus are as follows:

                 NAME                        AGE                                POSITION
---------------------------------------      ---      -------------------------------------------------------------
Georges J. Daou........................          35   Chairman of the Board and Chief Executive Officer

Daniel J. Daou.........................          31   President and Director

Robert J. McNeill......................          58   Executive Vice President and Chief Operating Officer

Fred C. McGee..........................          50   Senior Vice President, Chief Financial Officer and Secretary

Dan L. Porter..........................          57   Senior Vice President, Human Resources

Ron V. Mirabile........................          35   Vice President, Field Services

Eric S. Ringwall.......................          32   Vice President, Technology Services

David W. Jahns (1)(2)..................          31   Director

Bernard F. McDonagh (1)(2).............          53   Director

John H. Moragne (1)(2).................          39   Director

--------------

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

    MR. GEORGES DAOU, a founder of the Company, has served as Chairman of the Board and Chief Executive Officer since the Company's inception in 1987. Mr. Daou sits on the boards of various healthcare and community organizations, including the College of Healthcare Management Executives and the Healthcare Information Managers Association. He holds a B.S. in Electrical Engineering and an M.S. in Information and Communication Theory from the University of California, San Diego.

    MR. DANIEL DAOU, a founder of the Company, has served as President since December 1994 and as a director since the Company's inception in 1987. From November 1992 to December 1994, he was the President of Complex Network Solutions, Inc., an engineering services company. From July 1987 to November 1992, he served as Vice President of the Company. Mr. Daou sits on the board of a private software company. He holds a B.S. in Computer Engineering from the University of California, San Diego.

    MR. MCNEILL joined the Company as Executive Vice President and Chief Operating Officer in November 1996. From September 1981 through November 1996, he served in various executive capacities with Shared Medical Systems Corporation ("SMS"), a healthcare information services company. In his most recent position with SMS as Senior Vice President of Marketing, Mr. McNeill was responsible for marketing and professional services and managed several business units, including networking and imaging systems integration. He holds a B.S. in Accounting from St. Joseph's University.

    MR. MCGEE joined the Company as Senior Vice President and Chief Financial Officer in August 1996. From October 1988 through July 1996, Mr. McGee was Vice President of Finance and Chief Financial Officer of Infrasonics, Inc., a publicly-traded manufacturer of medical devices used in respiratory care. Prior thereto, Mr. McGee held various financial and management positions with Sears Roebuck & Co. and other retail, wholesale and manufacturing companies. He holds a B.S. in Finance from San Diego State University.

    MR. PORTER has served as Senior Vice President, Human Resources, of the Company since June 1994. From October 1993 to June 1994, he was the Director, Human Resources of the San Diego Convention Center. From October 1979 to October 1993, Mr. Porter was the Corporate Vice President, Human Resources, of Scripps Memorial Hospitals, where he was responsible for all human resources activities at five acute-care facilities, two extended-care facilities and all affiliated businesses. He holds a B.A. in Psychology from the University of Tulsa.

    MR. MIRABILE has served as Vice President, Field Services, since January 1996 and is responsible for network implementation and the Company's engineering department. After joining the Company as a network engineer in March 1989, he served as Director of Technical Services from July 1994 to December 1995. Mr. Mirabile holds a B.S. in Business Information and Decision Systems from San Diego State University.

    MR. RINGWALL has served as Vice President, Technology Services, since January 1996. From May 1993 to January 1996, he worked as an engineering consultant to the Company designing computer networks for provider organizations nationwide. From September 1992 to May 1993, Mr. Ringwall was a network engineer for Citizens National Mortgage Corporation, a mortgage loan institution. Prior thereto, he obtained a masters degree in Information Systems Management from the Naval Postgraduate School. Mr. Ringwall holds a B.A. in Biology from Cornell University.

    MR. JAHNS has been a director of the Company since October 1995. Mr. Jahns joined Galen Associates, a venture capital investment firm, in January 1993, and has served as Vice President since January 1994. Prior thereto, he earned an M.B.A. from the J.L. Kellogg Graduate School of Business. Mr. Jahns currently serves on the board of directors of various private healthcare services and technology companies. He holds a B.A. in Political Science and Economics from Colgate University.

    MR. MCDONAGH has been a director of the Company since March 1996. Since February 1995, he has been Vice President, Investor Relations and Business Research for United Healthcare Corporation, a managed care services provider, where he is responsible for the venture investments of that company. From August 1989 to February 1995, Mr. McDonagh was a Senior Healthcare Services Analyst and managing director for Piper Jaffray, Inc., an investment banking firm. He holds a B.A. from Manhattan College, a Ph.D. in Statistics from The Catholic University of America and an M.B.A. from the University of Minnesota.

    MR. MORAGNE has been a director of the Company since October 1995. Mr. Moragne has been a managing director of Trident Capital, Inc., a private investment firm, since May 1993 and a member of Trident Capital Management, LLC, an affiliated entity, since October 1995. From August 1989 to May 1993, Mr. Moragne was a principal of Bain Capital, a private investment firm, as well as a principal of Information Partners, a private equity firm associated with Dun & Bradstreet Enterprises and Bain Capital. He currently serves on the board of directors of various private information technology companies. He holds a B.A. from Dartmouth College, an M.S. from the Stanford Graduate School of Applied Engineering and an M.B.A. from the Stanford Graduate School of Business.

    All directors currently hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. After this offering, the Company intends to elect two additional directors to the Board of Directors who are not affiliated with the Company. Upon reincorporation in Delaware, the Board of Directors will be classified into three classes. Each class will consist of approximately the same number of directors, who will serve for a one, two or three-year period or until their successors are duly elected and qualified. At each annual meeting of stockholders, the successors to the class of directors whose term then expires will be elected to hold office for a term expiring at the annual meeting of stockholders held subsequently in three years. The Board of Directors has a Compensation Committee and an Audit Committee, each composed of Messrs. Jahns, McDonagh and Moragne. The Compensation Committee makes recommendations to the Board of Directors concerning salaries and incentive compensation for the Company's officers and employees and administers the Company's 1996 Stock Option Plan. The Audit Committee aids management in the establishment and supervision of the Company's financial controls, evaluates the scope of the annual audit, reviews audit results, consults with management and the Company's independent auditors prior to the presentation of financial statements to the stockholders and, if appropriate, initiates inquiries into aspects of the Company's financial affairs. Officers are elected by and serve at the discretion of the Board of Directors.

Georges Daou and Daniel Daou are brothers and Joseph Daou, a Selling Stockholder and a former officer and director of the Company, is their father.

EXECUTIVE COMPENSATION

    The following table sets forth certain information for the year ended December 31, 1995, regarding the compensation of the Company's Chief Executive Officer and each of the other most highly compensated executive officers of the Company whose salary and bonus for such year were in excess of $100,000 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                    ANNUAL
                                                                                 COMPENSATION
                                                                            ----------------------     ALL OTHER
NAME AND PRINCIPAL POSITION                                                   SALARY       BONUS     COMPENSATION
--------------------------------------------------------------------------  -----------  ---------  ---------------
Georges Daou
  Chairman of the Board and
  Chief Executive Officer.................................................  $   218,680  $      --     $   3,113(1)
Daniel Daou
  President...............................................................      211,520      1,550         7,865(2)
Joseph Daou
  Former Treasurer........................................................      211,680         --         5,637(3)

--------------

(1) Includes $1,395 of automobile expenses and $1,718 of health insurance benefits.

(2) Includes $2,105 of automobile expenses, $3,536 of health insurance benefits and $2,224 of contributions made by the Company under its 401(k) plan.

(3) Includes $2,101 of automobile expenses and $3,536 of health insurance benefits.

    The Company hired Fred McGee, the Company's Chief Financial Officer and Secretary, in August 1996 at an annual salary of $130,000. The Company hired Robert McNeill, the Company's Executive Vice President and Chief Operating Officer, in November 1996 at an annual salary of $175,000.

    OPTION GRANTS. There were no options granted to any of the Named Executive Officers during the year ended December 31, 1995. In August 1996, the Company granted to Mr. McGee options to purchase 63,135 shares of Common Stock at $4.28 per share. In November 1996, the Company granted to Mr. McNeill options to purchase 140,300 shares of Common Stock at $4.28 per share.

EMPLOYMENT AGREEMENT

    The Company entered into an employment agreement effective as of November 22, 1996 with Robert McNeill, its Executive Vice President and Chief Operating Officer. The agreement provides for (i) a base salary of $175,000 per year, (ii) a one-time signing bonus not to exceed $105,000 and (iii) up to $120,000 in annual bonus compensation, subject to achievement of specified performance goals. In addition, the Company granted to Mr. McNeill options to purchase 140,300 shares of Common Stock at an exercise price of $4.28 per share, and has agreed to pay to Mr. McNeill a cash bonus in the amount of the difference, if any, between (i) the net value of the options at the end of the third anniversary of their date of issuance and (ii) $1,550,000. In the event that Mr. McNeill is terminated without cause, he will be entitled to severance payments in an aggregate amount not to exceed one year of his base salary. See "Certain Transactions."

DIRECTOR COMPENSATION

    Directors of the Company do not receive cash for services that they provide as directors or as committee members. The Company has granted to each non-employee director an option to purchase 21,045 shares of Common Stock at an exercise price of $4.28 per share. These options vest over three years. The Company anticipates that it will compensate its independent directors in the future. See "Management -- 1996 Stock Option Plan" and "Certain Transactions."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    In 1995, the Compensation Committee of the Board of Directors consisted of Messrs. Daniel Daou and Moragne and currently consists of Messrs. Jahns, McDonagh and Moragne. Entities affiliated with Messrs. Jahns, McDonagh and Moragne have purchased 1,052,975, 210,596 and 737,083 shares of Common Stock, respectively. No executive officer of the Company served on the compensation committee of another entity or on any other committee of the board of directors of another entity performing similar functions during the last fiscal year.

1996 STOCK OPTION PLAN

    The Company's 1996 Stock Option Plan (the "1996 Stock Option Plan") provides for the grant of incentive stock options to employees and nonstatutory stock options to employees, directors and consultants. A total of 1,367,925 shares of Common Stock have been reserved for issuance under the 1996 Stock Option Plan, under which options to purchase 829,173 shares of Common Stock have been granted as of November 30, 1996. Options granted under the 1996 Stock Option Plan typically vest over five years. The Compensation Committee of the Board of Directors administers the 1996 Stock Option Plan and determines the exercise price of options granted thereunder. The exercise price of incentive stock options must be at least equal to the fair market value of the Common Stock on the date of grant. In addition, the exercise price of any stock option granted to an optionee who owns stock representing more than 10% of the voting power of all classes of stock of the Company must equal at least 110% of the fair market value of the Common Stock on the date of grant. The exercise price may be paid in such consideration as determined by the Board of Directors. With respect to any participant who owns stock representing more than 10% of the voting power of all classes of stock of the Company, the term of the option is limited to five years or less. The term for all other options may not exceed ten years.

    The Board of Directors may amend or modify the 1996 Stock Option Plan at any time without the consent of the optionees, so long as such action does not adversely affect their outstanding options. The 1996 Stock Option Plan will terminate in 2006, unless terminated earlier by the Board of Directors. Each outstanding option provides that, in the event of a "change in control," including the dissolution or liquidation of the Company or a merger of the Company with or into another corporation, each optionee will be entitled to exercise up to 70% of the shares of Common Stock underlying his unvested options immediately prior to the consummation of such "change in control" event.

SECTION 401(K) PLAN

    In August, 1994, the Company adopted a 401(k) Salary Savings Plan (the "401(k) Plan") covering the Company's full-time employees located in the United States. The 401(k) Plan is intended to qualify under Section 401(k) of the Internal Revenue Code, so that contributions to the 401(k) Plan by employees or by the Company, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($9,500 in 1996) and to have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching contributions to the 401(k) Plan by the Company on behalf of all participants in the 401(k) Plan.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

    In connection with the Company's reincorporation in Delaware, it has adopted provisions in its Certificate of Incorporation that limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for
(i) any breach of
their duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit. Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

    The Company's Bylaws provide that the Company shall indemnify its directors and executive officers and may indemnify its other officers and employees and other agents to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Company's Bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws permit such indemnification.

    The Company has entered into agreements to indemnify its directors and executive officers, in addition to indemnification provided for in the Company's Bylaws. These agreements, among other things, indemnify the Company's directors and executive officers against expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including expenses incurred in connection with any action by or in the right of the Company, arising out of such person's services as a director or executive officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

    At present, there is no pending litigation or proceeding involving a director or officer of the Company in which indemnification is required or permitted, and the Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

    In October 1995, the Company issued and sold an aggregate of 1,603,430 shares of Preferred Stock at a purchase price of $4.99 per share. Upon the completion of this offering, each share of Preferred Stock will convert into one share of Common Stock. In connection with the Company's sale of Preferred Stock, Georges Daou, Daniel Daou and Joseph Daou sold an aggregate of 818,416 shares of Common Stock to the same investors at $4.28 per share. The purchasers of such shares of Common Stock and Preferred Stock included, among others, the following entities affiliated with directors of the Company:

                                                                                    SHARES OF        SHARES OF
NAME                                                                              COMMON STOCK    PREFERRED STOCK
-------------------------------------------------------------------------------  ---------------  ----------------
ENTITIES AFFILIATED WITH DIRECTORS
  Galen Partners II, L.P. (1)..................................................        256,251          502,041

  Galen Partners International, L.P. (1).......................................         98,043          192,086

  Galen Employee Fund, L.P. (1)................................................          1,539            3,015

  Information Associates, L.P. (2).............................................        233,344          457,163

  Information Associates, C.V. (2).............................................         15,739           30,837

  HLM Partners, VII L.P. (3)...................................................         71,167          139,429

--------------

(1) David Jahns, a director of the Company, is a Vice President of Galen Associates, which is affiliated with Galen Partners II, L.P., Galen Partners International, L.P. and Galen Employee Fund, L.P. Mr. Jahns disclaims beneficial ownership of the shares held by these entities. In addition, the Company has granted to Mr. Jahns options to purchase 21,045 shares of Common Stock at a price of $4.28 per share.

(2) John Moragne, a director of the Company, is a member of Trident Capital Management, LLC, the general partner of Information Associates, L.P. and Information Associates, C.V. Mr. Moragne disclaims beneficial ownership of the shares held by these entities, except to the extent of his interest in such shares arising from his interest in Trident Capital Management, LLC. In addition, the Company has granted to Mr. Moragne options to purchase 21,045 shares of Common Stock at a price of $4.28 per share.

(3) Bernard McDonagh, a director of the Company, is the Vice President, Investor Relations and Business Research at United Healthcare Corporation, which is affiliated with HLM Partners, VII L.P. Mr. McDonagh disclaims beneficial ownership of the shares held by this entity. In addition, the Company has granted to Mr. McDonagh options to purchase 21,045 shares of Common Stock at a price of $4.28 per share.

    The Company has an employment agreement with Robert McNeill, its Executive Vice President and Chief Operating Officer. See "Management -- Employment Agreement."

    Complex Network Solutions, Inc. ("CNS"), a company founded in October 1992 by Georges Daou, Daniel Daou and Joseph Daou and of which Daniel Daou served as President, provided certain engineering services to the Company from October 1992 to December 1994. The Company paid an aggregate of approximately $1.6 million for these services in 1994, but does not intend to enter into any future business arrangements with CNS.

    The Company has from time to time granted options and other compensation to its directors and executive officers. See "Management -- Executive Compensation," "-- Director Compensation," "-- 1996 Stock Option Plan" and "Principal and Selling Stockholders."

    The Company loaned to Georges Daou, Daniel Daou and Joseph Daou certain amounts for personal use. As of September 30, 1996, the principal balances of these loans to Messrs. George Daou, Daniel Daou and Joseph Daou were $70,642, $69,897 and $66,103, respectively. These loans are unsecured, accrue interest at the rate of 6% per annum and are due and payable prior to the completion of this offering.

    All future transaction, including any loans from the Company to its officers, directors, principal stockholders or affiliates, will be approved by a majority of the Board of Directors, including a majority of the disinterested members of the Board of Directors or, if required by law, a majority of disinterested stockholders, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information known to the Company with respect to the beneficial ownership of its Common Stock as of November 30, 1996, and as adjusted to reflect the sale of Common Stock offered by the Company hereby and conversion of all outstanding shares of Preferred Stock into shares of Common Stock, for (i) each person who is known by the Company to own beneficially more than five percent of the Common Stock, (ii) each of the Company's directors,
(iii) each of the Named Executive Officers and (iv) all directors and executive officers as a group. Unless otherwise indicated in the footnotes to the table set forth below, each person or entity named below has an address in care of the Company's principal executive offices.

                                                                    SHARES BENEFICIALLY OWNED
                                                                                               SHARES BENEFICIALLY OWNED
                                                                         BEFORE OFFERING            AFTER OFFERING
                                                                    -------------------------  -------------------------
NAMES AND ADDRESSES(1)                                                NUMBER       PERCENT       NUMBER       PERCENT
------------------------------------------------------------------  -----------  ------------  -----------  ------------
Georges J. Daou...................................................    1,957,361        23.6%     1,757,361        15.7%
  Chairman of the Board and
  Chief Executive Officer

Daniel J. Daou....................................................    1,952,361        23.6      1,752,361        15.7
  President and Director

Joseph H. Daou....................................................    1,660,661        20.0      1,355,661        12.1
  Former Treasurer and Former Director

Galen Associates (2)..............................................    1,059,990        12.8        954,990         8.6
  666 Third Avenue, Suite 1400
  New York, New York 10017-4011

Trident Capital Management, LLC (3)...............................      744,098         9.0        669,098         6.0
  2480 Sand Hill Road, Suite 100
  Menlo Park, California 94025

HLM Partners, VII L.P. (4)........................................      217,611         2.6        217,611         2.0
  222 Berkeley Street
  Boston, Massachusetts 02116

St. John Maron....................................................       35,000       *                  0       *
  1546 E. La Palma Avenue
  Anaheim, California 92805

St. Ephrem........................................................       30,000       *                  0       *
  6310 Rancho Mission Road #157
  San Diego, California 92108

All directors and executive officers as a group
  (10 persons) (5)................................................    5,632,115        67.6%     4,927,115        43.9%

--------------

*   Less than 1%.

(1) Except as otherwise indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants exercisable within 60 days of November 30, 1996 are deemed outstanding for computing the percentage of the person or entity holding such options but are not deemed outstanding for computing the percentage of any other person.

(2) Includes 758,292 shares held by Galen Partners II, L.P., 290,129 shares held by Galen Partners International, L.P., 4,554 shares held by Galen Employee Fund, L.P. and 7,015 shares issuable under stock options held by David Jahns which are exercisable within 60 days of November 30, 1996.

    Mr. Jahns is a Vice President of Galen Associates, the investment manager of these funds. Mr. Jahns disclaims beneficial ownership of the shares held by these funds.

(3) Includes 690,507 shares held by Information Associates, L.P., 46,576 shares held by Information Associates, C.V. and 7,015 shares issuable under stock options held by John Moragne which are exercisable within 60 days of November 30, 1996. Mr. Moragne is a member of Trident Capital Management, LLC, the general partner of these funds. Mr. Moragne disclaims beneficial ownership of the shares held by these funds, except to the extent of his interest in such shares arising from his interest in Trident Capital Management, LLC.

(4) Includes 7,015 shares issuable under stock options granted to Bernard McDonagh which are exercisable within 60 days of November 30, 1996.

(5) Includes 61,732 shares issuable under stock options held by directors and executive officers exercisable within 60 days of November 30, 1996.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company will consist of 50,000,000 shares of Common Stock, par value $0.001 per share, and 5,000,000 shares of Preferred Stock, par value $0.001 per share, after giving effect to the Company's reincorporation in Delaware and the completion of this offering. The following summaries of certain provisions of the Common Stock and Preferred Stock do not purport to be complete and are subject to, and qualified in their entirety by, the provisions of the Company's Restated Certificate of Incorporation, which is included as an exhibit to the Registration Statement of which this Prospectus forms a part, and by applicable law.

COMMON STOCK

    As of November 30, 1996, after giving effect to the conversion of all shares of Preferred Stock into shares of Common Stock, there were 8,267,678 shares of Common Stock outstanding, which were held of record by 18 stockholders. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to outstanding shares of Preferred Stock, if any, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company's liabilities and the liquidation preference, if any, of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights and no rights to convert their shares of Common Stock into any other securities, and there are no redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be outstanding upon the completion of this offering will be fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

    The Board of Directors has the authority, without action by the stockholders, to designate and issue Preferred Stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the Common Stock. It is not possible to state the actual effect of the issuance of any shares of Preferred Stock upon the rights of holders of the Common Stock until the Board of Directors determines the specific rights of the holders of such Preferred Stock. However, the effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairing the liquidation rights of the Common Stock and delaying or preventing a change in control of the Company without further action by the stockholders. The Company has no present plans to issue any shares of Preferred Stock.

WARRANTS

    Upon the completion of this offering and the conversion of all of the issued and outstanding shares of the Company's Preferred Stock into Common Stock, the Company will have two warrants outstanding, exercisable into a total of 133,285 shares of Common Stock at an exercise price of $4.99 per share. The warrants expire on October 26, 2000.

REGISTRATION RIGHTS

    The holders of 2,241,846 shares of Common Stock and warrants to purchase 133,285 shares of Common Stock (collectively the "Registrable Securities"), or their transferees, are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of the Investors' Rights Agreement between the Company and such holders. Subject to certain limitations in such agreement, the holders of a majority of the Registrable Securities have the right to require on one occasion that the Company register their shares for public resale. In addition, if the Company registers any of its Common Stock either for its own account or for the account of any other stockholders, the holders of Registrable Securities are entitled to include their shares of Common Stock in up to two registrations. A holder's right to include shares in an underwritten registration is subject to the good faith determination by the Company that the inclusion of such shares is compatible with the success of the offering. All expenses incurred in connection with any registration effected pursuant to the Investors' Rights Agreement (other than the underwriting discounts and commissions) will be borne by the Company. The foregoing registration rights terminate seven years following the consummation of this offering.

CERTAIN CHANGE OF CONTROL PROVISIONS

    As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date that the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" incudes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have anti-takeover effects with respect to transactions not approved in advance by the Board of Directors, such as discouraging takeover attempts that might result in a premium over the market price of the Common Stock.

    The Company's Certificate of Incorporation provides that the Board of Directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company and may maintain the incumbency of the Board of Directors, as a classified board of directors generally increases the difficulty of replacing a majority of the directors. The Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors and allow for the removal of directors only for cause and with a two-thirds vote of the Company's outstanding shares. In addition, the Company's Certificate of Incorporation and Bylaws eliminate the right of stockholders to act by written consent without a meeting and require advanced stockholder notice to nominate directors and raise matters at the annual stockholders meeting. Furthermore, the authorization of undesignated Preferred Stock makes it possible for the Board of Directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company. The amendment of any of these provisions would require approval by holders of at least two-thirds of the outstanding shares of Common Stock.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Company's Common Stock is Continental Stock Transfer & Trust Company. Its telephone number is (212) 509-4000.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time and the ability of the Company to raise equity capital in the future.

    Upon the completion of this offering, the Company will have 11,167,678 shares of Common Stock outstanding, assuming no exercise of the Underwriters' over-allotment, option and no exercise of outstanding warrants or outstanding options granted under the 1996 Stock Option Plan after November 30, 1996. Of these shares, the 3,850,000 shares of Common Stock sold in this offering will be freely tradeable without restriction under the Securities Act, unless held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining 7,317,678 shares of Common Stock held by existing stockholders will be "restricted securities" as that term is defined in Rule 144 of the Securities Act (the "Restricted Shares"). The Restricted Shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act. Sales of the Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock.

    The holders of all of the Restricted Shares have entered into lock-up agreements, under which they have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, or agree to dispose of, directly or indirectly, any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into Common Stock owned by them for a period of 180 days after the date of this Prospectus, without the prior written consent of Alex. Brown & Sons Incorporated. The Company has entered into a similar agreement, except that it may issue, and grant options to purchase, shares of Common Stock under the 1996 Stock Option Plan and pursuant to currently outstanding warrants.

    As of November 30, 1996, an aggregate of 829,173 shares were subject to outstanding options under the 1996 Stock Option Plan and 133,285 shares were subject to outstanding warrants. All of these shares are subject to the lock-up agreements described above. After the date of this Prospectus, the Company intends to file a registration statement on Form S-8 covering shares issuable under the 1996 Stock Option Plan (including shares subject to then outstanding options) thus permitting the resale of such shares in the public market without restriction under the Securities Act after expiration of the lock-up agreements. Based on the number of shares reserved for issuance and previously exercised, approximately 1,367,925 shares will be registered. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the public market, unless such shares are subject to vesting restrictions with the Company or the lock-up agreements described above.

    Upon expiration of the lock-up agreements, 4,998,574 shares of Common Stock (including approximately 133,191 shares subject to outstanding vested options) will become eligible for immediate public resale, subject in some cases to volume limitations pursuant to Rule 144. The remaining approximately 2,452,296 shares held by existing stockholders will become eligible for public resale at various times over a period of less than two years following the completion of this offering, subject in some cases to vesting provisions and volume limitations. 2,241,846 of the shares outstanding immediately following the completion of this offering will be entitled to registration rights with respect to such shares upon the release of lock-up agreements. The number of shares sold in the public market could increase if such rights are exercised.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least two years (including the holding period of any prior owner, except an affiliate) is entitled to sell in "broker's transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (approximately 111,677 shares immediately after this offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Under Rule 701 under the Securities Act, persons who purchase shares upon exercise of options granted prior to the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of nonaffiliates, without having to comply with the public information, volume limitation or notice provisions of Rule 144.

    The Securities and Exchange Commission (the "Commission") has recently proposed reducing the initial Rule 144 holding period to one year and the Rule 144(k) holding period to two years. There can be no assurance as to when or whether such rule changes will be enacted. If enacted, such modification will have a material effect on the time when shares of the Company's Common Stock become eligible for resale.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, Cowen & Company and Hambrecht & Quist LLC, have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this
Prospectus:

                                                                                                        NUMBER OF
                                             UNDERWRITER                                                 SHARES
-----------------------------------------------------------------------------------------------------  -----------
Alex. Brown & Sons Incorporated......................................................................
Cowen & Company......................................................................................
Hambrecht & Quist LLC................................................................................

                                                                                                       -----------
      Total..........................................................................................    3,850,000
                                                                                                       -----------
                                                                                                       -----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

    The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of
$        . The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $        per share to certain other dealers. After
the initial public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

    The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 577,500 additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 3,850,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 3,850,000 shares are being offered.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Stockholders of the Company, holding in the aggregate 7,317,678 shares of Common Stock, have agreed not to offer, sell or otherwise dispose of any of such shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated. The Company has entered into a similar agreement, except that it may issue, and grant options to purchase, shares of Common Stock under the 1996 Stock Option Plan and pursuant to currently outstanding warrants. See "Shares Eligible for Future Sale."

    The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

    Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiation among the Company, the Selling Stockholders and the Representatives of the Underwriters. Among the factors to be considered in such negotiations will be prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company, the Selling Stockholders and the Representatives of the Underwriters believe to be comparable to the Company, estimates of the business potential of the Company, the present stage of the Company's development and other factors deemed relevant.

                                 LEGAL MATTERS

    Certain legal matters with respect to the legality of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Baker & McKenzie, San Diego, California. Certain legal matters related to this offering will be passed upon for the Underwriters by Cooley Godward LLP, San Diego, California.

                                    EXPERTS

    The Financial Statements of the Company at December 31, 1994 and 1995 and for each of the two years in the period ended December 31, 1995 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company is not currently subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result of this offering, the Company will be required to file reports and other information with the Commission pursuant to the informational requirements of the Exchange Act.

    The Company has filed with the Commission a Registration Statement on Form SB-2 under the Securities Act, with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus, which is part of the Registration Statement, omits certain information, exhibits, schedules and undertakings set forth in the Registration Statement. For further information pertaining to the Company and the Common Stock, reference is made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents or provisions of any documents referred to herein are not necessarily complete, and in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. The Registration Statement may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the Registration Statement may be obtained from the Commission at prescribed rates from the Public Reference Section of the Commission at such address, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

    The Company intends to furnish to its stockholders annual reports containing audited financial statements examined by independent auditors and quarterly reports containing interim unaudited financial information for the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors.........................   F-2

Balance Sheets at December 31, 1994 and 1995 and at September 30, 1996
  (Unaudited).............................................................   F-3

Statements of Operations for the year ended December 31, 1994 and 1995 and for the nine months ended September 30, 1995 (Unaudited) and 1996
  (Unaudited).............................................................   F-4

Statements of Stockholders' Equity for the year ended December 31, 1994
  and 1995 and the nine months ended September 30, 1996 (Unaudited).......   F-5

Statements of Cash Flows for the year ended December 31, 1994 and 1995 and for the nine months ended September 30, 1995 (Unaudited) and 1996
  (Unaudited).............................................................   F-6

Notes to Financial Statements.............................................   F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders

DAOU Systems, Inc.

    We have audited the accompanying balance sheets of DAOU Systems, Inc. as of December 31, 1994 and 1995 and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DAOU Systems, Inc. at December 31, 1994 and 1995 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

San Diego, California

March 22, 1996,

except for Note 9, as which the date is

December   , 1996

--------------------------------------------------------------------------------

    The foregoing report is in the form that will be signed upon the completion of the reincorporation in Delaware disclosed in Note 9 of Notes to Financial Statements.

                                          ERNST & YOUNG LLP

San Diego, California

March 22, 1996

                               DAOU SYSTEMS, INC.

                                 BALANCE SHEETS

                                 (IN THOUSANDS)

                                     ASSETS

                                                                       DECEMBER 31,
                                                                   --------------------
                                                                     1994       1995
                                                                   ---------  ---------  SEPTEMBER 30,      PRO FORMA
                                                                                              1996        STOCKHOLDERS'
                                                                                         --------------     EQUITY AT
                                                                                                          SEPTEMBER 30,
                                                                                          (UNAUDITED)         1996
                                                                                                         ---------------
                                                                                                           (UNAUDITED)
Current assets:
  Cash and cash equivalents......................................  $     264  $   2,599    $    3,655       $      --
  Short-term investments.........................................         --      3,686            --
  Accounts receivable............................................        396      5,038         3,414
  Contract work in progress......................................        574        394         3,164
  Deferred income taxes..........................................         17        209           209
  Other current assets...........................................         24        102           128
                                                                   ---------  ---------  --------------
    Total current assets.........................................      1,275     12,028        10,570
Due from officers................................................        114        211           210
Equipment, furniture and fixtures, net...........................        315        280           627
Deferred income taxes............................................         10         10            10
Other assets.....................................................         13         16            51
                                                                   ---------  ---------  --------------
                                                                   $   1,727  $  12,545    $   11,468
                                                                   ---------  ---------  --------------
                                                                   ---------  ---------  --------------

                                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable.........................................  $     511  $     607    $    1,531
  Accrued salaries and wages.....................................        160        327           282
  Deferred revenue...............................................        856        441           540
  Other accrued liabilities......................................         97      1,306           215
  Income taxes payable...........................................         43        975            --
                                                                   ---------  ---------  --------------
    Total current liabilities....................................      1,667      3,656         2,568
Deferred rent....................................................         31          2            55
Commitments and contingencies....................................
Redeemable preferred stock.......................................         --      7,705         8,068

Stockholders' equity:

  Preferred stock, $.001 par value:
    Authorized shares -- 5,000
    Issued and outstanding shares -- none........................         --         --            --
  Common stock, $.001 par value:
    Authorized shares -- 50,000
    Issued and outstanding shares -- 6,664 at December 31, 1994
      and 1995 and September 30, 1996 (8,268 shares pro forma)...          7          7             7               8
  Additional paid-in capital.....................................          3          3           208           7,825
  Deferred compensation..........................................         --         --          (201)           (201)
  Accretion of redeemable preferred stock........................         --        (87)         (450)             --
  Retained earnings..............................................         19      1,259         1,213           1,213
                                                                   ---------  ---------  --------------       -------
    Total stockholders' equity...................................         29      1,182           777       $   8,845
                                                                   ---------  ---------  --------------       -------
                                                                                                              -------
                                                                   $   1,727  $  12,545    $   11,468
                                                                   ---------  ---------  --------------
                                                                   ---------  ---------  --------------

                            See accompanying notes.

                               DAOU SYSTEMS, INC.

                            STATEMENTS OF OPERATIONS

                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                                        YEARS ENDED DECEMBER   NINE MONTHS ENDED
                                                                                31,              SEPTEMBER 30,
                                                                        --------------------  --------------------
                                                                          1994       1995       1995       1996
                                                                        ---------  ---------  ---------  ---------
                                                                                                  (UNAUDITED)
Revenues..............................................................  $   8,521  $  14,330  $   7,084  $  12,357
Cost of revenues......................................................      6,185      8,475      3,865      8,650
                                                                        ---------  ---------  ---------  ---------
Gross profit..........................................................      2,336      5,855      3,219      3,707
Operating expenses:
  Sales and marketing.................................................        796        938        690      1,167
  General and administrative..........................................      1,507      2,893      1,943      2,770
                                                                        ---------  ---------  ---------  ---------
                                                                            2,303      3,831      2,633      3,937
                                                                        ---------  ---------  ---------  ---------
Income (loss) from operations.........................................         33      2,024        586       (230)
Interest income (expense), net........................................         12         67        259        163
                                                                        ---------  ---------  ---------  ---------
Income (loss) before income taxes.....................................         45      2,091        845        (67)
Provision (benefit) for income taxes..................................         19        851        312        (21)
                                                                        ---------  ---------  ---------  ---------
Net income (loss).....................................................         26      1,240        533        (46)
Accretion of redeemable preferred stock...............................         --         87         --        363
                                                                        ---------  ---------  ---------  ---------
Net income (loss) attributable to common stock........................  $      26  $   1,153  $     533  $    (409)
                                                                        ---------  ---------  ---------  ---------
                                                                        ---------  ---------  ---------  ---------
Pro forma net income (loss) per share.................................             $    0.17             $   (0.01)
                                                                                   ---------             ---------
                                                                                   ---------             ---------
Shares used in computing pro forma net income (loss) per common
  share...............................................................                 7,495                 8,808
                                                                                   ---------             ---------
                                                                                   ---------             ---------

                            See accompanying notes.

                               DAOU SYSTEMS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                                                                                  ACCRETION OF
                                              COMMON STOCK         ADDITIONAL                      REDEEMABLE     RETAINED
                                        ------------------------     PAID-IN        DEFERRED        PREFERRED     EARNINGS
                                          SHARES       AMOUNT        CAPITAL      COMPENSATION        STOCK       (DEFICIT)
                                        -----------  -----------  -------------  ---------------  -------------  -----------
Balance at December 31, 1993..........       6,664    $       7     $       3       $      --       $      --     $      (7)
  Net income..........................                                     --              --              --            26
                                             -----          ---         -----          ------          ------    -----------
Balance at December 31, 1994..........       6,664            7             3              --              --            19
  Accretion of redeemable preferred
    stock.............................          --           --            --              --             (87)           --
  Net income..........................          --           --            --              --              --         1,240
                                             -----          ---         -----          ------          ------    -----------
Balance at December 31, 1995..........       6,664            7             3              --             (87)        1,259
  Deferred compensation (Unaudited)...          --           --           205            (205)             --            --
  Amortization of deferred
    compensation (Unaudited)..........          --           --            --               4              --            --
  Accretion of redeemable preferred
    stock (Unaudited).................          --           --            --              --            (363)           --
  Net loss (Unaudited)................          --           --            --              --              --           (46)
                                             -----          ---         -----          ------          ------    -----------
Balance at September 30, 1996
  (Unaudited).........................       6,664    $       7     $     208       $    (201)      $    (450)    $   1,213
                                             -----          ---         -----          ------          ------    -----------
                                             -----          ---         -----          ------          ------    -----------


                                          TOTAL
                                        ---------
Balance at December 31, 1993..........  $       3
  Net income..........................         26
                                        ---------
Balance at December 31, 1994..........         29
  Accretion of redeemable preferred
    stock.............................        (87)
  Net income..........................      1,240
                                        ---------
Balance at December 31, 1995..........      1,182
  Deferred compensation (Unaudited)...         --
  Amortization of deferred
    compensation (Unaudited)..........          4
  Accretion of redeemable preferred
    stock (Unaudited).................       (363)
  Net loss (Unaudited)................        (46)
                                        ---------
Balance at September 30, 1996
  (Unaudited).........................  $     777
                                        ---------
                                        ---------

                            See accompanying notes.

                               DAOU SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                         YEARS ENDED DECEMBER   NINE MONTHS ENDED
                                                                                 31,              SEPTEMBER 30,
                                                                         --------------------  --------------------
                                                                           1994       1995       1995       1996
                                                                         ---------  ---------  ---------  ---------
                                                                                                   (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)......................................................  $      26  $   1,240  $     533  $     (46)
Adjustments to reconcile net income (loss) to net cash provided by
  (used in) operating activities:
  Depreciation and amortization........................................        101        252         94        140
  Provision for uncollectible accounts.................................         --         --         --        100
  Deferred income taxes................................................        (24)      (192)        --         --
  Changes in operating assets and liabilities:
    Accounts receivable................................................       (285)    (4,642)      (904)     1,523
    Contract work in progress..........................................        213        179     (1,534)    (2,770)
    Other assets.......................................................        (25)       (81)       (61)       (61)
    Trade accounts payable.............................................        331         96        242        924
    Accrued salaries and wages.........................................         --        167       (116)       (44)
    Deferred revenue...................................................       (399)      (415)     2,434         99
    Other accrued liabilities..........................................        296      1,208        114     (1,091)
    Income taxes payable...............................................         --        932        220       (975)
    Deferred rent......................................................          1        (29)        --         53
                                                                         ---------  ---------  ---------  ---------
Net cash provided by (used in) operating activities....................        235     (1,285)     1,022     (2,148)

INVESTING ACTIVITIES
Purchases of equipment, furniture and fixtures.........................       (309)      (215)      (141)      (483)
Purchase of short-term investments.....................................         --     (3,686)        --         --
Maturities of short-term investments...................................         --         --         --      3,686
Advances to officers...................................................       (149)      (306)      (269)        (4)
Proceeds from repayment of due from officers...........................        213        209         --          5
                                                                         ---------  ---------  ---------  ---------
Net cash (used in) provided by investing activities....................       (245)    (3,998)      (410)     3,204

FINANCING ACTIVITIES
Repayment of long-term debt............................................         (4)        --         --         --
Proceeds from issuance of redeemable preferred stock...................         --      7,618         --         --
                                                                         ---------  ---------  ---------  ---------
Net cash (used in) provided by financial activities....................         (4)     7,618         --         --
                                                                         ---------  ---------  ---------  ---------
(Decrease) increase in cash and cash equivalents.......................        (14)     2,335        612      1,056
Cash and cash equivalents at beginning of period.......................        278        264        264      2,599
                                                                         ---------  ---------  ---------  ---------
Cash and cash equivalents at end of period.............................  $     264  $   2,599  $     876  $   3,655
                                                                         ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid......................................................  $      --  $     111  $      82  $     975
                                                                         ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------

                            See accompanying notes.

                               DAOU SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS

      (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

    DAOU Systems, Inc. (the "Company") designs, implements, supports and manages advanced computer network systems for hospitals, integrated healthcare delivery systems and other healthcare provider organizations.

    The Company's design services include an assessment of the customer's existing computer network system and the preparation of voice, video and data network specifications, technical design documentation and diagrams. DAOU's implementation services include the purchase, delivery and installation of enterprise-wide computer network systems. The Company's support and management services are typically provided under multi-year contracts and include remote and on-site network management services, as well as information systems outsourcing. DAOU typically provides its services on a fixed-price, fixed-time frame basis.

INTERIM FINANCIAL INFORMATION (UNAUDITED)

    The financial statements as of September 30, 1996 and for the nine months ended September 30, 1995 and 1996 are unaudited, but include all adjustments (consisting only of normal recurring adjustments) which management considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for such periods. Results for interim periods are not necessarily indicative of results for the entire year or any future periods.

REVENUE RECOGNITION

    Contract revenue for the development and implementation of network solutions is recognized on the percentage-of-completion method with progress to completion measured by labor costs incurred to date compared to total estimated labor costs. Provisions for estimated losses on contracts, if any, are made during the period when the loss becomes probable and can be reasonably estimated. Revenues recognized in excess of amounts billed and project costs are classified as contract work in progress. Revenue from technical support and network management services is recognized over the period the services are performed. Payments received in advance of services performed are recorded as deferred revenue.

CONCENTRATION OF CREDIT RISK

    Substantially all of the Company's accounts receivable are from hospitals and other healthcare providers. Generally, the Company obtains a significant deposit from its customers upon signing a contract and collateral is not required. The Company provides for losses from uncollectible accounts and such losses have historically not exceeded management's expectations.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    Cash and cash equivalents consist of cash and highly liquid investments with maturities of three months or less when purchased. Short-term investments are recorded at amortized cost plus accrued interest which approximates market value. The Company generally invests its excess cash in U.S. government securities. The Company has established guidelines relative to diversification and maturities that are periodically reviewed and modified to take advantage of trends in yields and interest rates. The Company historically has not experienced any losses on its cash equivalents or short-term investments.

                               DAOU SYSTEMS, INC.

      (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The Company applies Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" to value its investments. Under the statement, the Company classifies its short-term investments as "Available-for-Sale" and records such assets at estimated fair value in the balance sheet. As of December 31, 1995 and September 30, 1996, the cost of cash equivalents and short-term investments was equal to estimated fair value.

EQUIPMENT, FURNITURE AND FIXTURES

    Equipment, furniture and fixtures are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years. Leasehold improvements are amortized over the estimated useful lives of the assets or the remaining lease term, whichever is less.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about the future that affect the amounts reported in the financial statements and disclosures made in the accompanying notes of the financial statements. The actual results could differ from those estimates.

IMPAIRMENT OF LONG-LIVED ASSETS

    Effective January 1, 1996, DAOU Systems, Inc. adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). SFAS 121 establishes accounting standards for recording the impairment of long-lived assets, certain identifiable intangibles and goodwill. The adoption of SFAS 121 did not have a material impact on DAOU's financial position or the results of its operations.

NET INCOME (LOSS) PER SHARE

    Historical net income (loss) per share is computed using the weighted average number of common shares and common stock equivalents outstanding during the periods presented. Common equivalent shares result from stock options, warrants to purchase redeemable preferred stock and redeemable preferred stock. For loss periods, common equivalent shares are excluded from the computation as their effect would be antidilutive, except that the Securities and Exchange Commission requires common and common share equivalents issued during the twelve month period prior to the initial filing of a proposed public offering, to be included in the calculation as if they were outstanding for all periods presented (using the treasury stock method and the assumed initial public offering price).

    Historical net income (loss) per share information is as follows:

                                                                                                 NINE MONTHS ENDED
                                                                          YEARS ENDED DECEMBER
                                                                                  31,              SEPTEMBER 30,
                                                                          --------------------  --------------------
                                                                            1994       1995       1995       1996
                                                                          ---------  ---------  ---------  ---------
                                                                                                    (UNAUDITED)
Net income (loss) per share.............................................  $      --  $    0.17  $    0.07  $   (0.01)
                                                                          ---------  ---------  ---------  ---------
                                                                          ---------  ---------  ---------  ---------
Shares used in computing net income (loss) per share (in thousands).....      7,205      7,495      7,205      7,205
                                                                          ---------  ---------  ---------  ---------
                                                                          ---------  ---------  ---------  ---------

                               DAOU SYSTEMS, INC.

      (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) PRO FORMA NET INCOME (LOSS) PER SHARE AND UNAUDITED PRO FORMA STOCKHOLDERS'
  EQUITY

    Pro forma net income (loss) per share has been computed as described above and also gives effect to the conversion of the redeemable preferred stock, which will automatically convert to common stock upon completion of the Company's initial public offering, using the as if-converted method from the original date of issuance which was October 26, 1995.

    If the offering contemplated by this Prospectus is consummated, all of the convertible preferred stock outstanding as of the closing date will automatically be converted into 1,603,430 shares of common stock. Unaudited pro forma stockholders' equity at September 30, 1996, as adjusted for the conversion of redeemable preferred stock, is disclosed in the accompanying balance sheet.

STOCK OPTIONS

    In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which is effective for the year ending December 31, 1996. SFAS No. 123 allows companies to either account for stock-based compensation under the new provisions of SFAS No. 123 or under the provisions of Accounting Principles Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES("APB 25"), but requires pro forma disclosure in the footnotes to the financial statements as if the measurement provisions of SFAS No. 123 had been adopted. The Company intends to continue accounting for its stock-based compensation in accordance with the provisions of APB 25. As such, the adoption of the statement will not impact the financial position or results of operations of the Company.
2. EQUIPMENT, FURNITURE AND FIXTURES

    Equipment, furniture and fixtures consist of the following (in thousands):

                                                                                     DECEMBER 31,
                                                                                 --------------------
                                                                                   1994       1995
                                                                                 ---------  ---------   SEPTEMBER 30,
                                                                                                            1996
                                                                                                       ---------------
                                                                                                         (UNAUDITED)
Equipment and furniture........................................................  $     475  $     691     $   1,090
Leasehold improvements.........................................................          5          6            89
                                                                                 ---------  ---------       -------
                                                                                       480        697         1,179
Less accumulated depreciation and amortization.................................       (165)      (417)         (552)
                                                                                 ---------  ---------       -------
                                                                                 $     315  $     280     $     627
                                                                                 ---------  ---------       -------
                                                                                 ---------  ---------       -------

3. LINE OF CREDIT

    In October 1996, the Company entered into a $1.5 million line of credit. The line bears interest at a rate equal to the Bank's reference rate plus 0.5% and expires October 1, 1997.

4. LEASE COMMITMENTS

    The Company leases its facilities and certain equipment under operating lease agreements. The facility leases provide for abatement of rent during certain periods and escalating rent payments during the lease term. Rent expense for 1994 and 1995 totaled $105,000 and $106,000, respectively. Rent expense for the nine months ended September 30, 1995 and 1996 was $87,000 and $238,000 respectively.

                               DAOU SYSTEMS, INC.

      (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

4. LEASE COMMITMENTS (CONTINUED)
    Future minimum lease payments under noncancellable operating leases with initial terms of one year or more consist of the following (in thousands):

YEARS ENDING DECEMBER 31,
-----------------------------------------------------------
1996.......................................................    $     374
1997.......................................................          495
1998.......................................................          299
                                                             -------------
                                                               $   1,168
                                                             -------------
                                                             -------------

    In October 1995, the Company's Board of Directors approved a relocation to a larger facility. In connection with the relocation, the Company recorded a provision for relocation costs and expenses of $305,000 which included an accrual for future rent commitments on the Company's former facility, losses on non-recoverable leaseholds and other assets and other costs directly associated with the relocation. This charge is included in general and administrative expenses in the 1995 statement of operations. During 1996, the Company's former facility was subleased to a related party. Aggregate future minimum rentals to be received under the sublease are $126,000.

5. MAJOR CUSTOMERS

    Sales to individual customers exceeding 10% or more of revenues in the years ended December 31 were as follows: during 1994, one customer accounted for 30% of revenues; during 1995, two customers accounted for 48%, and 11% of revenues, respectively. During the nine months ended September 30, 1996, four customers accounted for 20%, 16%, 11% and 10% of revenues, respectively.

6. REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

REDEEMABLE PREFERRED STOCK

    During 1995, 1,603,430 shares of redeemable preferred stock were issued at $4.99 per share for proceeds of $7,618,000 net of issuance costs. Holders of the redeemable preferred stock are entitled to receive cumulative dividends at the rate of $0.03 per share per annum, when and if declared by the Board of Directors and prior to any dividends on the common shares. The redeemable preferred stock has a liquidation preference of $4.99 per share plus any declared but unpaid dividends and is convertible at the option of the holder into one share of common stock, subject to certain antidilution adjustments. The shares of preferred stock are automatically convertible in the event of an initial public offering of the Company's common stock. The holder of each share of preferred stock is entitled to one vote for each share into which it would convert.

    On or after August 31, 2000, the redeemable preferred stock is redeemable subject to a written request from the holders of a majority of the then outstanding shares. The price of the redemption is equal to the original issue price plus 6% of the original issue price compounded annually, less any dividends paid. The increase in the redemption value of the redeemable preferred stock was $87,000 in 1995 and $363,000 in 1996.

                               DAOU SYSTEMS, INC.

      (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

6. REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED) STOCK OPTION PLANS

    During 1996, the Company adopted the 1996 Stock Option Plan (the "Plan"), under which 947,025 shares of the Company's common stock were initially reserved for issuance upon exercise of options granted by the Company. The Plan provides for the grant of both incentive and nonstatutory stock options to officers, directors, employees and consultants of the Company. Options granted by the Company generally vest over a three to five-year period and are exercisable for a period of ten years from the date of the grant.

    During November 1996, the Board of Directors increased the number of shares reserved for issuance under the plan to 1,367,925.

    The Company recorded $205,000 of deferred compensation for options granted during the nine months ended September 30, 1996, representing the difference between the option exercise price and the deemed fair market value for financial statement presentation purposes. The Company is amortizing such compensation ratably over the vesting period of the options. The Company recorded an additional $954,000 of deferred compensation for 176,778 options granted at prices ranging from $4.28 to $10.69 per share subsequent to September 30, 1996

    A summary of stock option transactions is as follows (in thousands):

                                                                                                          OPTION
                                                                                                         PRICE PER
                                                                                              SHARES       SHARE
                                                                                             ---------  -----------
Outstanding at January 1, 1996.............................................................         --   $      --
  Granted (Unaudited)......................................................................    678,000        4.28
  Exercised (Unaudited)....................................................................         --          --
  Canceled (Unaudited).....................................................................    (25,605)       4.28
                                                                                             ---------       -----
Outstanding at September 30, 1996 (Unaudited)..............................................    652,395   $    4.28
                                                                                             ---------       -----
                                                                                             ---------       -----

    At September 30, 1996, no options to purchase common shares were exercisable and 294,630 options to purchase common shares were available for future grant.

WARRANTS

    In connection with the issuance of the redeemable preferred stock, the Company issued two warrants to purchase an aggregate of 133,285 shares of redeemable preferred stock at an exercise price of $4.99 per share. The warrants are exercisable immediately and expire on October 26, 2000.

COMMON STOCK RESERVED

    At September 30, 1996, a total of 2,683,738 shares of the Company's common stock have been reserved for the conversion of redeemable preferred stock and the exercise of stock options and warrants.

                               DAOU SYSTEMS, INC.

      (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

7. INCOME TAXES

    The provision for income taxes consists of the following (in thousands):

                                                                                                  YEARS ENDED DECEMBER
                                                                                                          31,
                                                                                                  --------------------
                                                                                                    1994       1995
                                                                                                  ---------  ---------
Current:
  Federal.......................................................................................  $      36  $     816
  State.........................................................................................          7        227
                                                                                                  ---------  ---------
                                                                                                         43      1,043
Deferred:
  Federal.......................................................................................        (21)      (166)
  State.........................................................................................         (3)       (26)
                                                                                                  ---------  ---------
                                                                                                        (24)      (192)
                                                                                                  ---------  ---------
                                                                                                  $      19  $     851
                                                                                                  ---------  ---------
                                                                                                  ---------  ---------

    For the nine months ended September 30, 1995 and 1996, income taxes have been provided based on the estimated annual effective tax rate applied to pretax income (loss) for the interim period.

    Deferred income taxes are provided for temporary differences in recognizing certain income and expense items for financial and tax reporting purposes. Significant components of the Company's deferred tax assets and liabilities consist of the following (in thousands):

                                                                                                         DECEMBER 31,
                                                                                                   ------------------------
                                                                                                      1994         1995
                                                                                                   -----------  -----------
Deferred tax assets (liabilities):
  Reserves and allowances........................................................................   $      28    $     209
  Tax depreciation differences...................................................................          (1)          10
                                                                                                          ---        -----
Net deferred tax assets..........................................................................   $      27    $     219
                                                                                                          ---        -----
                                                                                                          ---        -----

    The reconciliation of income tax computed at the federal statutory rate to the total provision for income taxes is as follows:

                                                                                                  YEARS ENDED DECEMBER
                                                                                                          31,
                                                                                                 ----------------------
                                                                                                    1994        1995
                                                                                                 ----------  ----------
Tax at federal statutory rate..................................................................       34.0%       34.0%
Nondeductible expenses.........................................................................        8.2         2.3
Other..........................................................................................         --         4.4
                                                                                                       ---         ---
                                                                                                      42.2%       40.7%
                                                                                                       ---         ---
                                                                                                       ---         ---

    The provision (benefit) for income taxes for the nine months ended September 30, 1996 was determined utilizing an effective tax rate based on the estimated operating results for 1996, expected changes in deferred tax assets and a federal current year net operating loss carryback.

                               DAOU SYSTEMS, INC.

      (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

8. BENEFIT PLAN

    The Company sponsors the DAOU Systems, Inc. 401(k) Salary Savings Plan which covers employees who meet certain age and service requirements. Employees may contribute a portion of their earnings each plan year subject to certain Internal Revenue Service limitations. The Company made elective contributions to the Plan of $2,000 and $13,000 for the years ended December 31, 1994 and 1995, respectively. The Company made elective contributions to the Plan of $11,000 and $10,000 for the nine months ended September 30, 1995 and 1996, respectively.

9. REINCORPORATION IN DELAWARE

    On November 12, 1996 the Company's Board of Directors approved the reincorporation of the Company in Delaware which will be accomplished through a merger of the existing California corporation into a new Delaware corporation. The ratio of exchange will be 1.403 to one. The number of authorized shares of the new Delaware corporation will be 50,000,000 shares of common stock and 5,000,000 shares of preferred stock. All share and per share amounts and stock option data have been restated to retroactively give effect to the reincorporation.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 --------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................           5
The Company....................................          11
Use of Proceeds................................          11
Dividend Policy................................          11
Capitalization.................................          12
Dilution.......................................          13
Selected Financial Data........................          14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          15
Business.......................................          20
Management.....................................          28
Certain Transactions...........................          33
Principal and Selling Stockholders.............          35
Description of Capital Stock...................          37
Shares Eligible for Future Sale................          39
Underwriting...................................          41
Legal Matters..................................          42
Experts........................................          42
Additional Information.........................          42
Index to Financial Statements..................         F-1

                                 --------------

    UNTIL              , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                3,850,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                  ------------

                                   PROSPECTUS
                                  ------------

                               ALEX. BROWN & SONS
                                  INCORPORATED

                                COWEN & COMPANY

                               HAMBRECHT & QUIST

                               February   , 1997

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law permits a corporation to indemnify its directors, officers, employees and other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses) under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act").

    The Registrant's Bylaws provide for the indemnification of directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law and authorize the indemnification by the Registrant of other officers, employees and other agents as set forth in the Delaware General Corporation Law. The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in the Registrant's Bylaws.

    The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, in connection with the sale of Common Stock being registered. All amounts are estimated except the SEC registration fee, the NASD filing fee and the Nasdaq listing fee.

                                                                                    AMOUNT
                                                                                 -------------
SEC Registration Fee...........................................................  $   18,784.00
NASD Filing Fee................................................................       6,698.50
Nasdaq Listing Fee.............................................................      45,419.20
Printing and Engraving Expenses................................................        *
Legal Fees and Expenses........................................................        *
Blue Sky Fees and Expenses.....................................................        *
Accounting Fees and Expenses...................................................        *
Transfer Agent and Registrar Fees and Expenses.................................        *
Miscellaneous Expenses.........................................................        *
                                                                                 -------------
    Total......................................................................  $     *
                                                                                 -------------
                                                                                 -------------

--------------

*   To be completed by amendment

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

    The Registrant has sold within the past three years (without payment of any selling commission to any person) the following unregistered securities:

        1. During the period January 2, 1996 to December 12, 1996, the Registrant granted incentive and non-statutory stock options to employees, officers and directors of and consultants to the Registrant under its 1996 Stock Option Plan (the "1996 Stock Option Plan"), covering an aggregate of 829,173 shares of the Registrant's Common Stock. These options typically vest over a period of three to five years following their respective dates of grant.

        2. In October 1995, the Registrant issued 1,603,430 shares of its Series A Preferred Stock to 12 investors (consisting of eight accredited investors, each of which were venture capital funds or related individuals or entities) for an aggregate purchase price of $7,999,999.

        3. In October 1995, the Registrant issued to Needham & Company, Inc. and Needham Capital S.B.I.C., L.P., which entities acted as finders with respect to the placement described in paragraph (2) above, warrants to purchase up to 130,393 and 2,892 shares of the Registrant's Series A Preferred Stock, respectively, at an exercise price of $4.99 per share.

    The sales and issuances of the securities in the transactions described in paragraph (1) above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

    The sales and issuances of securities in the transactions described in paragraphs (2) and (3) above were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) and/or Regulation D promulgated thereunder.

    The recipients represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends are affixed to the stock certificates issued in such transactions. Similar legends were imposed in connection with any subsequent sales of such securities. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

ITEM 27. EXHIBITS.

EXHIBIT
NUMBER                                                           DESCRIPTION
---------             --------------------------------------------------------------------------------------------------

   1.1*           --  Form of Underwriting Agreement.

   2.1            --  Form of Agreement and Plan of Merger to be used in connection with the Registrant's reincorporation in Delaware.

   3.1            --  Registrant's Articles of Incorporation.

   3.2            --  Form of Registrant's Amended and Restated Certificate of Incorporation to be used in connection with the Registrant's reincorporation in Delaware.

   3.3            --  Registrant's Bylaws.

   3.4            --  Form of Registrant's Bylaws to be used in connection with the Registrant's reincorporation in
                      Delaware.

   4.1            --  Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4.

   4.2*           --  Specimen stock certificate.

   4.3            --  Investors' Rights Agreement, dated October 26, 1995, between the Registrant and the parties named therein.

   4.4            --  Series A Preferred Stock Purchase Warrant No. 1, dated October 26, 1995, between the Registrant and Needham & Company, Inc.

   4.5            --  Series A Preferred Stock Purchase Warrant No. 2, dated October 26, 1995, between the Registrant and Needham Capital S.B.I.C., L.P.

   5.1*           --  Opinion of Baker & McKenzie.

  10.1            --  Form of Indemnification Agreement.

  10.2*           --  1996 Stock Option Plan.

  10.3*           --  Form of Incentive Stock Option Agreement under the 1996 Stock Option Plan.

  10.4*           --  Form of Nonstatutory Stock Option Agreement under the 1996 Stock Option Plan.

EXHIBIT
NUMBER                                                           DESCRIPTION
---------             --------------------------------------------------------------------------------------------------
  10.5            --  Sublease Agreement, dated March 1, 1996, between the Registrant and Adobe Systems Incorporated.

  10.6+           --  Information Management Agreement, dated April 1, 1996, between the Registrant and Candler Health
                      System.

  10.7+           --  Principle Agreement, dated June 18, 1996, between the Registrant and Catholic Medical Center of
                      Brooklyn & Queens, Inc.

  10.8+           --  Principal Agreement, dated June 29, 1995, between the Registrant and Mercy Health Services.

  10.9+           --  Master Agreement, dated June 4, 1996, between the Registrant and Atlantic Health System.

  10.10           --  Form of Master Services Agreement.

  10.11*          --  Employment Agreement, dated as of November 22, 1996, between Robert C. McNeill and the Registrant.

  10.12           --  Promissory Note, dated October 26, 1995, from Georges J. Daou to the Registrant in the principal amount of $70,642.

  10.13           --  Promissory Note, dated October 26, 1995, from Daniel J. Daou to the Registrant in the principal amount of $69,897.

  10.14           --  Promissory Note, dated October 26, 1995, from Joseph H. Daou to the Registrant in the principal amount of $66,103.

  10.15           --  Lease Agreement, dated October 1, 1995, between the Registrant and Daniel J. Daou.

  11.1            --  Statement of Compution of Earnings Per Share.

  23.1            --  Consent of Ernst & Young LLP, independent auditors.

  23.2*           --  Consent of Baker & McKenzie -- Included in Exhibit 5.1.

  24.1            --  Power of Attorney -- Reference is made to page II-5.

  27.1            --  Financial Data Schedule.

--------------

*   To be filed by amendment.

+ The Registrant is applying for confidential treatment of portions of this exhibit.

ITEM 28. UNDERTAKINGS.

    The undersigned Registrant will provide to the Underwriters at the closing specified in the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant undertakes that: (1) for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement for the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorizes this Registration Statement to be signed on its behalf by the undersigned in the City of San Diego, State of California on the 18th of December, 1996.

                                DAOU SYSTEMS, INC.

                                By:              /s/ DANIEL J. DAOU
                                     -----------------------------------------
                                               Daniel Daou, PRESIDENT

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below under the heading "Signature" constitutes and appoints Daniel J. Daou and Fred C. McGee, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------
                                Chief Executive Officer
     /s/ GEORGES J. DAOU          and Chairman of the
------------------------------    Board of Directors         December 18, 1996
       Georges J. Daou            (Principal Executive
                                  Officer)

      /s/ DANIEL J. DAOU
------------------------------  President and Director       December 18, 1996
        Daniel J. Daou

                                Senior Vice President,
      /s/ FRED C. MCGEE           Chief Financial Officer
------------------------------    and Secretary (Principal   December 18, 1996
        Fred C. McGee             Financial and Accounting
                                  Officer)

      /s/ DAVID W. JAHNS
------------------------------  Director                     December 18, 1996
        David W. Jahns

   /s/ BERNARD P. MCDONAGH
------------------------------  Director                     December 18, 1996
     Bernard P. McDonagh

     /s/ JOHN H. MORAGNE
------------------------------  Director                     December 18, 1996
       John H. Moragne

                                 EXHIBIT INDEX

 EXHIBIT                                                                                                      SEQUENTIALLY
 NUMBER                                                     EXHIBIT                                          NUMBERED PAGES
---------             ------------------------------------------------------------------------------------  -----------------
   1.1*           --  Form of Underwriting Agreement.

   2.1            --  Form of Agreement and Plan of Merger to be used in connection with the Registrant's reincorporation in Delaware.

   3.1            --  Registrant's Articles of Incorporation.

   3.2            --  Form of Registrant's Amended and Restated Certificate of Incorporation to be used in connection with the Registrant's reincorporation in Delaware.

   3.3            --  Registrant's Bylaws.

   3.4            --  Form of Registrant's Bylaws to be used in connection with the Registrant's reincorporation in Delaware.

   4.1            --  Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4.

   4.2*           --  Specimen stock certificate.

   4.3            --  Investors' Rights Agreement, dated October 26, 1995, between the Registrant and the parties named therein.

   4.4            --  Series A Preferred Stock Purchase Warrant No. 1, dated October 26, 1995, between the
                        Registrant and Needham & Company, Inc.

   4.5            --  Series A Preferred Stock Purchase Warrant No. 2, dated October 26, 1995, between the
                        Registrant and Needham Capital S.B.I.C., L.P.

   5.1*           --  Opinion of Baker & McKenzie.

  10.1            --  Form of Indemnification Agreement.

  10.2*           --  1996 Stock Option Plan.

  10.3*           --  Form of Incentive Stock Option Agreement under the 1996 Stock Option Plan.

  10.4*           --  Form of Nonstatutory Stock Option Agreement under the 1996 Stock Option Plan.

  10.5            --  Sublease Agreement, dated March 1, 1996, between the Registrant and Adobe Systems
                        Incorporated.

  10.6+           --  Information Management Agreement, dated April 1, 1996, between the Registrant and
                        Candler Health System.

  10.7+           --  Principle Agreement, dated June 18, 1996, between the Registrant and Catholic
                        Medical Center of Brooklyn & Queens, Inc.

  10.8+           --  Principal Agreement, dated June 29, 1995, between the Registrant and Mercy Health
                        Services.

  10.9+           --  Master Agreement, dated June 4, 1996, between the Registrant and Atlantic Health
                        System.

  10.10           --  Form of Master Services Agreement.

  10.11*          --  Employment Agreement, dated as of November 22, 1996, between Robert C. McNeill and the Registrant.

  10.12           --  Promissory Note, dated October 26, 1995, from Georges J. Daou to the Registrant in the principal amount of $70,642.

 EXHIBIT                                                                                                      SEQUENTIALLY
 NUMBER                                                     EXHIBIT                                          NUMBERED PAGES
---------             ------------------------------------------------------------------------------------  -----------------
  10.13           --  Promissory Note, dated October 26, 1995, from Daniel J. Daou to the Registrant in the principal amount of $69,897.

  10.14           --  Promissory Note, dated October 26, 1995, from Joseph H. Daou to the Registrant in the principal amount of $66,103.

  10.15           --  Lease Agreement, dated October 1, 1995, between the Registrant and Daniel J. Daou.

  11.1            --  Statement of Computation of Earnings Per Share.

  23.1            --  Consent of Ernst & Young LLP, independent auditors.

  23.2*           --  Consent of Baker & McKenzie -- Included in Exhibit 5.1.

  24.1            --  Power of Attorney -- Reference is made to page II-5 of the Registration Statement.

  27.1            --  Financial Data Schedule.

--------------

*   To be filed by amendment.

+ The Registrant is applying for confidential treatment of portions of this exhibit.